Exhibit 99.1

NOTICE OF MEETING

AND INFORMATION CIRCULAR

With Respect to the Annual Meeting of Shareholders

to be Held on Tuesday, May 22, 2012

April 24, 2012

NOTICE TO SHAREHOLDERS

Effective October 1, 2010, Pembina Pipeline Income Fund (the "Fund") and Pembina Pipeline Corporation (the "Corporation") completed the plan of arrangement pursuant to which all of the outstanding trust units of the Fund ("Trust Units") were converted into common shares of the Corporation. This resulted in the conversion of the Fund to a corporate entity, being the Corporation, which has continued as a successor issuer to the Fund (the "Conversion"). As the Board of Directors of the Corporation managed the business and affairs of the Fund prior to the Conversion, the Conversion had no effect on the overall corporate governance of the business of Pembina. The decision to convert to a corporate entity resulted from a 2006 Government of Canada decision that introduced legislation designed to change the taxation of income trusts. By converting into a corporation, Pembina has avoided the imposition of a specified-investment flow through tax applicable beginning 2011. In this Information Circular, any references to "Pembina" or the "Corporation" when used in a historical context prior to October 1, 2010 refer to the Fund and its consolidated subsidiaries, and when used in the present tense, prospectively, or for periods on or after October 1, 2010, those terms refer to Pembina Pipeline Corporation and its consolidated subsidiaries.

Prior to the Conversion, the Fund paid distributions to the holders of its outstanding Trust Units and, following the Conversion, the Corporation pays dividends to the holders of its outstanding common shares, if, as and when declared thereon by the Board of Directors of the Corporation. When, in this Information Circular, references are made to returns on investment or similar concepts over a period of time beginning prior to the Conversion and ending after the Conversion, such references are meant to include any return, including distributions on and fluctuations in the market value of, the Trust Units of the Fund for the relevant period of time prior to the Conversion in addition to any return, including dividends on and fluctuations in the market value of, the common shares, for the relevant period of time following the Conversion.

PEMBINA PIPELINE CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On Tuesday, May 22, 2012

NOTICE IS HEREBY GIVEN THAT the annual meeting (the "Meeting") of the holders (the "Shareholders") of common shares ("Common Shares") of Pembina Pipeline Corporation (the "Corporation") will be held in the Ballroom at the Metropolitan Centre, located at 333 - 4th Avenue S.W., Calgary, Alberta, on Tuesday, May 22, 2012 at 2:00 p.m. (Calgary time), for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the year ended December 31, 2011, together with the auditors' report on such financial statements;

2.	to set the number and elect the directors of the Corporation;

3.	to appoint the auditors of the Corporation; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying this Notice. The consolidated financial statements of the Corporation for the year ended December 31, 2011, including the auditor's report on those statements, have been mailed to the Shareholders who have requested such materials in accordance with applicable securities laws. A copy of these financial statements is also available through the internet on the Corporation's SEDAR profile at www.sedar.com or on the Corporation's website at www.pembina.com.

Shareholders of the Corporation may vote their Common Shares in two ways. Shareholders who are unable to attend the Meeting in person are requested to sign, date and complete the enclosed form of proxy or voting instruction form (each referred to as a "Form of Proxy") and return it in the enclosed envelope, or, if provided for by the Form of Proxy, to vote by telephone or the internet in accordance with the instructions included in the Form of Proxy. If a Shareholder plans to attend the Meeting and vote his or her Common Shares in person, the Shareholder must appoint themselves as proxyholder by either inserting his or her own name in the space provided for on the Form of Proxy and returning it in the enclosed envelope or, if provided for by the Form of Proxy, by appointing themselves as proxy on the internet in accordance with the instructions included in the Form of Proxy, and in either case the Shareholder should not complete the remainder of the Form of Proxy as such Shareholder's votes will be taken at the Meeting. Beneficial Shareholders should also refer to the Information Circular accompanying this Notice for further instructions. In order to be valid and acted upon at the Meeting, a Form of Proxy must be received (either directly or through a Shareholder's broker or other intermediary) by Computershare Trust Company of Canada at the address shown on the envelope not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or any adjournment thereof. Further instructions with respect to voting by proxy are provided in the Form of Proxy and in the Information Circular accompanying this Notice.

Shareholders of record at close of business on April 23, 2012 (the "Record Date") will be entitled to vote at the Meeting, or any adjournment thereof, even if the Shareholder has disposed of his or her Common Shares subsequent to the Record Date. No person acquiring Common Shares after the Record Date is entitled to vote at the Meeting or any adjournment thereof.

DATED at Calgary, Alberta this 24th day of April, 2012.

PEMBINA PIPELINE CORPORATION "Robert B. Michaleski" Robert B. Michaleski Chief Executive Officer

PEMBINA PIPELINE CORPORATION

INFORMATION CIRCULAR

For the Annual Meeting of Shareholders
to be held on Tuesday, May 22, 2012

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of Pembina for use at the annual meeting of the holders (the "Shareholders") of common shares ("Common Shares") of the Corporation to be held in the Ballroom at the Metropolitan Centre, located at 333 - 4th Avenue S.W., Calgary, Alberta, on Tuesday, May 22, 2012 at 2:00 p.m. (Calgary time), and at any adjournment thereof (the "Meeting"), for the purposes set forth in the Notice of Meeting and in this Information Circular. Proxies must be received (either directly or through a Shareholder's broker or other intermediary) by Computershare Trust Company of Canada at the address shown on the envelope not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting. Only a Shareholder of record at the close of business on April 23, 2012 (the "Record Date") will be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy or voting instruction form (each referred to as a "Form of Proxy") are executive officers of the Corporation. A Shareholder submitting the proxy has the right to appoint a person (who does not have to be a Shareholder) to represent him or her at the Meeting. To exercise this right, the Shareholder should insert the name of the desired representative in the blank space provided in the Form of Proxy, or submit another appropriate proxy and return it in the enclosed envelope. If a Shareholder plans to attend the Meeting and vote his or her Common Shares in person, the Shareholder must insert his or her own name in the space provided for on the Form of Proxy to appoint themselves as proxyholder and return it in the enclosed envelope without completing the remainder of the Form of Proxy, as such Shareholder's votes will be taken at the Meeting. If provided for by the Form of Proxy, a Shareholder may also appoint a proxy (including themselves) on the internet in accordance with the instructions included on the Form of Proxy.

Notice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to Shareholders, as a substantial number of the outstanding Common Shares are not registered in the name of Shareholders. Shareholders who do not hold Common Shares in their own name are referred to herein as "Beneficial Shareholders". In Canada, the majority of such Common Shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the majority of such Common Shares are registered in the name of Cede & Co. (the registration name for The Depository Trust Company, which is the United States equivalent of CDS Clearing and Depositary Services Inc.). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are prohibited from voting Common Shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the names of CDS & Co. or Cede & Co. are held.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of securityholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of a form of proxy or voting instruction form supplied to a Beneficial Shareholder by its broker is limited to instructing the broker how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy issued by the Corporation to its registered Shareholders. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free telephone number or access Broadridge's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Common Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted. Beneficial Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Common Shares at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting their Common Shares, a Beneficial Shareholder may attend at the Meeting as a proxyholder and vote their Common Shares in that capacity. To do this, a Beneficial Shareholder must enter their own name in the blank space on the Form of Proxy provided to them and return the document to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

These securityholder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Revocability of Proxy

A registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise of that proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the registered Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the head office of the Corporation at any time prior to 4:30 p.m. (Calgary time) on the last business day before the day of the Meeting, or with the Chairman of the Meeting on the day of the Meeting, and in either case, the proxy will be considered to be revoked. A registered Shareholder who revokes his or her proxy and does not replace it with another that is deposited with the Corporation's transfer agent, Computershare Trust Company of Canada, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting may not vote his or her Common Shares in any manner at the Meeting.

Beneficial Shareholders should contact their broker, financial institution or other nominee through which their Common Shares are held in order to revoke any previous submitted proxy or voting instructions.

Persons Making the Solicitation

This solicitation is made by management of the Corporation. The costs incurred in the preparation and mailing of the Form of Proxy, Notice of Meeting and this Information Circular will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, or by other means of communication or by the directors, officers and employees of the Corporation, who will not be remunerated for such activities.

Exercise of Discretion by Proxy

The Common Shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted in accordance with the specification so made.

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In the absence of such specification, such Common Shares will be voted FOR the matters to be acted upon as set out herein. The persons appointed under the Form of Proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Form of Proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting. If amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matter or business. At the time of printing this Information Circular, management of the Corporation knows of no such amendment, variation, or other matter.

INFORMATION CONCERNING THE CORPORATION

Common Shares and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares and, as at April 23, 2012, 286,128,258 Common Shares were issued and outstanding. The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "PPL" and on the New York Stock Exchange (the "NYSE") under the symbol "PBA". The holder of each Common Share is entitled to one vote on a poll vote (i.e. a ballot) at the Meeting. Unless a poll vote is completed, all votes will be decided by show of hands in which every person present and entitled to vote shall be entitled to one vote. Any Shareholder entitled to vote at the Meeting may vote by proxy and the person appointed as proxy does not have to be a Shareholder. However, no proxy may be voted at the Meeting unless it was received by Computershare Trust Company of Canada at least 48 hours (excluding Saturdays, Sundays and holidays) prior to commencement of the Meeting. The Corporation has determined that any person holding Common Shares of record on the Record Date shall be entitled to vote at the Meeting, or any adjournment thereof, even if the Shareholder has, subsequent to the Record Date, disposed of their Common Shares. No person acquiring Common Shares after the Record Date is entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of Pembina Pipeline Corporation, as of the date hereof, no person beneficially owns or exercises control or direction over Common Shares carrying more than 10% of the votes attached to Common Shares.

Quorum

Pursuant to the by-laws of the Corporation, a quorum of Shareholders is present at the Meeting if two or more persons are present in either holding personally or representing as proxies not less in aggregate than 25% of the outstanding Common Shares. If a quorum is not present at the Meeting, the Meeting may be adjourned to a fixed time and place, but no other business shall be transacted at the Meeting.

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MATTERS TO BE ACTED UPON AT THE MEETING

1.	Presentation of Financial Statements

The consolidated financial statements of the Corporation for the year ended December 31, 2011, together with the auditors' report on those financial statements, will be mailed to the Shareholders who have requested such financial statements in accordance with applicable securities laws. Shareholders will also receive a copy of this Information Circular by mail. The financial statements are also available on the internet on the Corporation's SEDAR profile at www.sedar.com and on the Corporation's website at www.pembina.com.

2.	Election of Directors of Pembina Pipeline Corporation

The board of directors (the "Board of Directors" or the "Board") of Pembina, is responsible for the governance of the business and affairs of the Corporation. The term of each director will expire at the close of the next annual meeting of Shareholders or when their successor is duly elected or appointed. Directors of Pembina are appointed by an ordinary resolution passed by a majority of the votes cast at a duly convened meeting of Shareholders.

The Board's Governance Committee, currently comprised of three independent directors and one director deemed non-independent by virtue of the acquisition of Provident Energy Ltd. by Pembina, which closed on April 2, 2012, is responsible for determining the list of nominees for election as directors of Pembina. See "Statement of Corporate Governance Practices – Governance Committee". As a result of this process, management of Pembina is proposing to fix the number of directors to be elected at nine and is nominating nine individuals for appointment to Pembina's Board of Directors, subject to such directors' appointment by the Shareholders at the Meeting. Messrs. Myron F. Kanik and Robert F. Taylor, two of Pembina's current directors, have indicated their intention to retire from the Board effective the date of the Meeting. Unless otherwise directed, the management nominees named in the enclosed Form of Proxy will vote in favour of the nine nominees listed below, each of whom is "independent" within the meaning of applicable Canadian securities laws with the exception of Mr. Robert B. Michaleski, who is the Chief Executive Officer of Pembina and Mr. Thomas W. Buchanan, the former President and Chief Executive Officer of Provident Energy Ltd. until April 2010, and therefore deemed non-independent until April 2013. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director. If prior to the Meeting either any vacancies occur in the slate of nominees herein listed or additional nominees are identified as proposed directors of Pembina, it is intended that discretionary authority shall be exercised by the person named in the enclosed Form of Proxy as nominee to vote the Common Shares represented by proxy for the election of any other person or persons as directors.

In the event that the number of Common Shares voted in favour of the election of a particular director nominee at a Shareholders' meeting is less than the number of Common Shares voted and withheld from voting for that nominee, the matter will be referred to the Board's Governance Committee. See " – Majority Voting for Directors" below.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the number of Common Shares voted in favour of the election of a particular director nominee at a Shareholders' meeting is less than the number of Common Shares voted and withheld from voting for that nominee, the nominee will submit his or her resignation to the Board promptly following the Meeting, with the resignation to take effect upon acceptance by the Board. The Governance Committee will consider the director nominee's offer to resign and will make a recommendation to the Board as to whether or not to accept the resignation. The Governance Committee will be expected to accept the resignation except in special circumstances requiring the applicable director to continue to serve on the Board. In considering whether or not to accept the resignation, the Governance Committee will consider all factors that it deems relevant including, without limitation, the stated reasons why Shareholders "withheld" votes from the election of that nominee, the existing Board composition, the tenure and the qualifications of the director whose resignation has been tendered, the director's past and expected contributions to the Corporation, the Corporation's corporate governance policies and such other skills and qualities as the Governance Committee deems to be relevant.

The Board will consider the Governance Committee's recommendation and make a decision as to whether to accept the director's offer to resign within 90 days of the Meeting, which it will announce by way of a press release, including, if the Board elects, the reasons for rejecting the resignation offer. In considering whether to accept the director's offer of resignation, the Board will consider the factors considered by the Governance Committee and such additional factors it considers to be relevant. No director who is required to tender his or her resignation shall participate in the deliberations or recommendations of the Governance Committee or the Board.

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If a director's offer of resignation is accepted, subject to any corporate law restrictions, the Board may leave the resultant vacancy unfilled until the next annual meeting. Alternatively, at the Board's discretion, it may fill the vacancy through the appointment of a new director whom the Board considers appropriate or it may call a special meeting of Shareholders at which there will be presented nominees supported by the Board to fill the vacant position or positions. The foregoing policy does not apply in circumstances involving contested director elections.

Director Nominees

All of the proposed nominees listed below are currently directors of Pembina. Certain information with respect to each of the nine nominees as directors of Pembina, including the number of Common Shares, Options to acquire Common Shares and Director Restricted Units (as described under "Director Compensation") beneficially owned by each nominee, is set forth below:

Grant D. Billing

Calgary, Alberta, Canada

Age: 60

Director since April 2, 2012

Independent Director

Common Shares: 37,622

Options: Nil

Director Restricted Units: Nil(1)

Convertible Debentures(2):

Series E: $1,000,000

Series F: $2,000,000

Grant Billing is the former Chairman and Chief Executive Officer of Superior Plus Corp. from July 2006 to November 2011, and prior thereto was the Executive Chairman of Superior since 1998. Mr. Billing has extensive strategic and business experience gained over a period of more than 30 years in various CEO/senior management capacities, including as President and CEO of Norcen Energy Resources Ltd. He is Chairman of the Board of Superior Plus Corp. He has served as Chairman and Director of a number of public companies and as Director and Chairman of the Canadian Association of Petroleum Producers. His academic credentials include a Bachelor of Science degree from the University of Calgary and he holds a Chartered Accountants designation.

Board and Committee Participation(3)	Meetings Attended in 2011

Board of Directors Audit Committee Human Resources and Compensation Committee	N/A N/A N/A
Other Public Board Directorships	Other Public Board Committee Memberships
Superior Plus Corp.	Chairman

5

Thomas w. buchanan Calgary, Alberta, Canada Age: 56 Director since August 2010 Independent Director Common Shares: 10,359 Options: Nil Director Restricted Units: 9,843(1)

Thomas Buchanan is currently the Chairman and Chief Executive Officer of Charger Energy Corp. He is the former President and Chief Executive Officer of Provident Energy Trust, holding the position of Chief Executive Officer from March 2001 until April 2010, and adding the position of President from June 2006 until April 2010. Prior to joining Provident, Mr. Buchanan was the President and Chief Executive Officer of Founders Energy Ltd. Additionally, Mr. Buchanan was the Chief Financial Officer of Bankeno Resources from 1988 to 1991 and prior to that, held various financial management positions with Canadian-based firms. Mr. Buchanan graduated from the University of Calgary with a Bachelor of Commerce in 1980, completed his chartered accountant designation in 1981, and in 2010, was appointed a Fellow of the Canadian Institute of Chartered Accountants. Mr. Buchanan's volunteerism includes chair of Renfrew Educational Services, a not-for-profit educational organization for children with special needs. He is also a member of the Board of the Edge School for Athletes and a member of the Management Advisory Council for the Haskayne School of Business at the University of Calgary. He is a director on the boards of Athabasca Oil Sands Corp., Emera Inc., Hawk Exploration Ltd. and Pace Oil and Gas Ltd.

Board and Committee Participation(4)	Meetings Attended in 2011
Board of Directors Audit Committee Governance Committee Health, Safety and Environment Committee Human Resources and Compensation Committee Special Committee(5)	8/8 100% 5/5 100% 1/1 100% N/A 3/4 75% 3/3 100%
Other Public Board Directorships	Other Public Board Committee Memberships
Athabasca Oil Sands Corp. (TSX)	Audit Committee, Compensation and Governance Committee
Emera Incorporated (TSX)	Audit Committee, Nominating and Corporate Governance Committee, and Technology and Development Committee
Hawk Exploration Ltd. (TSX-V)	Audit Committee
Pace Oil and Gas Ltd. (TSX)	Audit Committee, Chair of Compensation Committee, Reserves Committee
Charger Energy Corp. (TSX)	Chairman of the Board

6

Allan L. Edgeworth

Calgary, Alberta, Canada

Age: 61

Director since July 2006

Independent Director

Common Shares: 39,184

Options: Nil

Director Restricted Units:

10,692(1)

Convertible Debentures(2):

Series C: $100,000

Allan Edgeworth is currently the President of ALE Energy Inc. (a private consulting company), a position he has held since 2005. He has held a number of positions at the senior executive level, with the most recent being the President and CEO of Alliance Pipeline Ltd. (the general partner of Alliance Pipeline Limited Partnership, a public natural gas pipeline entity) from 2001 to 2004. Mr. Edgeworth holds a Bachelor of Applied Science in Geological Engineering from the University of British Columbia and is a graduate of the Queen's University Executive Program. Mr. Edgeworth is a director of TSX-listed AltaGas Ltd. and Emera Incorporated and is a Commission Member of the Alberta Securities Commission. Mr. Edgeworth has served on various related industry association boards including the Interstate Natural Gas Association of America and the Canadian Gas Association and is a past Chair of the Canadian Energy Pipeline Association.

Board and Committee Participation	Meetings Attended in 2011
Board of Directors Audit Committee Governance Committee(6) Health, Safety and Environment Committee (Chairman)	8/8 100% 5/5 100% 1/1 100% 3/3 100%
Other Public Board Directorships	Other Public Board Committee Memberships
AltaGas Ltd. (TSX)	Audit Committee, Environment, Occupational Health and Safety Committee
Emera Incorporated (TSX)	Management Resources and Compensation Committee, Audit Committee, and Technology and Development Committee

7

Randall J. Findlay

Calgary, Alberta, Canada

Age: 62

Director since March 2007

Independent Director

Common Shares: 139,329

Options: Nil

Director Restricted Units:

10,692 (1)

Convertible Debentures(2):

Series F: $200,000

Randall Findlay is a corporate director who retired as the President of Provident Energy Trust (a TSX and NYSE-listed energy income trust) in 2006, a position he held since March 2001. Prior thereto, he was Chief Operating Officer of Founders Energy Ltd. (a public oil and gas company) from December 1999 to March 2001 and Senior Vice President of TransCanada Pipelines Ltd. (a public pipeline company) and President and Chief Executive Officer of TransCanada Gas Processing L.P. (a gas processing partnership) from 1998 to 1999. Mr. Findlay holds a BASc from the University of British Columbia. Mr. Findlay is a director of Provident Energy Ltd., Superior Plus Inc., and is Chair of the Board of Canadian Helicopters Group Inc. Mr. Findlay is also a director of EllisDon Construction Inc., Sea NG Management Ltd., and Summerland Energy Ltd., all of which are private companies. Mr. Findlay is also a Board member and past Chairman of the Alberta Children's Hospital Foundation.

Board and Committee Participation(7)	Meetings Attended in 2011
Board of Directors Governance Committee Human Resources and Compensation Committee (Chairman) Audit Committee	8/8 100% 3/3 100% 4/4 100% N/A
Other Public Board Directorships	Other Public Board Committee Memberships
Canadian Helicopters Group Inc. (TSX)	Chair of the Board, Corporate Governance and Nominating Committee, Audit Committee
Superior Plus Inc. (TSX)	Governance and Nominating Committee
Compton Petroleum Corporation (TSX)	Reserves, Operations & Environmental Committee, Health and Safety Committee
Whitemud Resources Inc. (TSX)	Chair of Audit Committee
Charger Energy Corp. (TSX)	Chair of Compensation Governance and Nominating Committee, Reserves Committee

Lorne B. Gordon Calgary, Alberta, Canada Age: 67 Director since October 1997 Independent Director Common Shares: 351,755 Options: Nil Director Restricted Units: 12,240(1)

Lorne Gordon is an independent businessman who has served as the Vice-Chairman of Coril Holdings Ltd. (a private investment and holding company) from 2004 to 2006 and the President and Chief Executive Officer of Coril Holdings Ltd. from 1997 to 2004. Mr. Gordon was also the President and Chief Executive Officer of Pembina from 1985 to 1993. Mr. Gordon received his Chartered Accountant Designation in 1971. Until 2007, Mr. Gordon was a director of Mancal Corporation, Mancal Energy and Mancal Coal, all privately held companies. He is also the past Chairman of the Canadian Petroleum Association and a founding member of the Board of Governors of the Canadian Association of Petroleum Producers.

Board and Committee Participation(8)	Meetings Attended in 2011
Board of Directors (Chairman) Governance Committee Health, Safety and Environment Committee Special Committee(5)	8/8 100% 3/3 100% 1/1 100% 3/3 100%
Other Public Board Directorships	Other Public Board Committee Memberships
N/A	N/A

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David M.B. LeGresley

Toronto, Ontario, Canada

Age: 53

Director since August 2010

Independent Director

Common Shares: 22,648

Options: Nil

Director Restricted Units: 9,843(1)

Convertible Debentures(2):

Series C: $400,000

Series E: $50,000

David LeGresley is a former executive of National Bank Financial and spent 12 years with that company, most recently serving as Vice Chairman from 2006 to 2008. Prior to that assignment he was National Bank Financial's Executive Vice President and Head of Corporate and Investment Banking (1999 to 2006); Managing Director and Head of Vancouver Investment Banking (1998-1999); and Managing Director, Investment Banking (1996 to 1998). Mr. LeGresley has extensive experience in the financial services industry including positions at Salomon Brothers Canada from 1990 to 1996 and CIBC Wood Gundy from 1986 to 1990. Mr. LeGresley also serves as a director of a TSX-listed company, Equitable Group Inc, as well as one private company, Woodland Biofuels Inc. He is on the advisory committee for CANFAR (the Canadian Foundation for AIDS Research). Mr. LeGresley received a Bachelor of Applied Science Degree in Engineering from the University of Toronto in 1981 and a Master of Business Administration from Harvard Business School in 1986. He is a graduate of the Institute of Corporate Directors - Rotman Directors Education Program and a member of the Institute of Corporate Directors.

Board and Committee Participation(9)	Meetings Attended in 2011
Board of Directors Governance Committee Health, Safety and Environment Committee Audit Committee Human Resources and Compensation Committee Special Committee(5)	8/8 100% 1/1 100% 3/3 100% N/A 4/4 100% 3/3 100%
Other Public Board Directorships	Other Public Board Committee Memberships
Equitable Group Inc. (TSX)	N/A

Robert B. Michaleski Calgary, Alberta, Canada Age: 59 Director since January 2000 Non-Independent Director Common Shares: 456,814 Options: Nil Director Restricted Units: Nil(1)

Robert Michaleski has been Chief Executive Officer of Pembina since January 2000, and prior to February 15, 2012 was also President of Pembina since 2000. Mr. Michaleski was initially appointed Controller of Pembina in January of 1980 and Vice-President, Finance in September of 1992. In connection with the Corporation's initial public offering in October 1997, he was named Vice-President, Finance and Chief Financial Officer of Pembina. Mr. Michaleski holds a Bachelor of Commerce (Honours) Degree from the University of Manitoba and received his Chartered Accountant Designation in 1978. Mr. Michaleski is also currently a director of one private company.

Board and Committee Participation	Meetings Attended in 2011
Board of Directors	8/8 100%
Other Public Board Directorships	Other Public Board Committee Memberships
N/A	N/A

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Leslie A. O'Donoghue Calgary, Alberta, Canada Age: 49 Director since December 2008 Independent Director Common Shares: 23,719 Options: Nil Director Restricted Units: 10,692(1)

Leslie O'Donoghue is Executive Vice President, Operations at Agrium Inc. (a TSX and NYSE-listed company) since April 30, 2011 and was formerly Chief Legal Officer and Senior Vice President, Business Development of Agrium. Prior to joining Agrium in 1999, Ms. O'Donoghue was a partner in the national law firm of Blake, Cassels & Graydon LLP. Ms. O'Donoghue holds a bachelor of economics from the University of Calgary and a LL.B from Queens University. She was admitted to the Alberta Bar in 1989.

Board and Committee Participation(10)	Meetings Attended in 2011
Board of Directors Audit Committee Health, Safety and Environment Committee Governance Committee Human Resources and Compensation Committee Special Committee(5)	8/8 100% 3/3 100% 3/3 100% 3/3 100% N/A 3/3 100%
Other Public Board Directorships	Other Public Board Committee Memberships
N/A	N/A

Jeffrey T. Smith Calgary, Alberta, Canada Age: 64 Director since April 2, 2012 Independent Director Common Shares: 4,420 Options: Nil Director Restricted Units: Nil(1)	Jeffrey T. Smith is an independent businessman and private investor. Mr. Smith has extensive experience in oil and gas operations, finance, mergers and acquisitions, governance, human resources and compensation matters and environmental, health and safety. Mr. Smith is also a director of Pace Oil & Gas Ltd. His academic credentials include a Bachelor of Science Geology degree from the University of Ottawa.
Board and Committee Participation(3)	Meetings Attended in 2011

Board of Directors Governance Committee Health, Safety and Environment Committee	N/A N/A N/A
Other Public Board Directorships	Other Public Board Committee Memberships
Pace Oil & Gas Ltd.	Chair of Reserves Committee, Compensation Committee and Corporate Governance Committee

Notes:

(1)	Director Restricted Units in the above table include RSUs issued under the Share Unit Plan. See "Director Compensation – Incentive Plan Awards" below. In connection with Pembina's acquisition of Provident Energy Ltd. ("Provident") which closed on April 2, 2012, Pembina assumed all of the obligations of Provident in respect of its long-term incentive plans and all previously granted awards thereunder, including cliff restricted share units ("CRSUs") granted to members of the board of directors of Provident. Accordingly, Messrs. Grant D. Billing, Randall J. Findlay and Jeffrey T. Smith, all of whom are former directors of Provident, each currently hold 6,681 CRSUs, respectively. Each CRSU vests on the third anniversary of its grant and entitles the holder to a cash amount determined on the basis of the current market value of the Common Shares on the vesting date.

(2)	The following convertible debentures of Pembina may be converted to Common Shares at the option of the holder at any time prior to maturity at the following conversion prices: (i) the 5.75% convertible unsecured subordinated debentures maturing November 30, 2020 ("Series C") may be converted at a conversion price of $28.55 per share for each $1,000 principal amount converted; (ii) the 5.75% convertible unsecured subordinated debentures maturing December 31, 2017 ("Series E") may be converted at a conversion price of $24.94 per share for each $1,000 principal amount converted; and (iii) the 5.75% convertible unsecured subordinated debentures maturing December 31, 2018 ("Series F") may be converted at a conversion price of $29.53 per share for each $1,000 principal amount converted.

(3)	Messrs. Grant D. Billing and Jeffrey T. Smith were appointed to the Board of Directors on April 2, 2012.

(4)	Mr. Thomas W. Buchanan is no longer a member of the Audit Committee as of April 2, 2012. Mr. Buchanan's last Audit Committee meeting was on February 14, 2012. On August 16, 2010, Mr. Buchanan was appointed to the HRC Committee and served until April 2, 2012. Mr. Buchanan's last HRC Committee meeting was on February 14, 2012. Mr. Buchanan was unable to attend one meeting of the HRC Committee due to a scheduling conflict. Mr. Buchanan was not a member of the Governance Committee from August 2, 2011 until April 2, 2012 and accordingly, he was not a member of the Governance Committee for its November 8 and November 28, 2011 meetings.

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(5)	The Board established a special committee on December 1, 2011 for the purpose of evaluating the transaction with Provident. This special committee was comprised of all of the directors of Pembina other than Messrs. Allan Edgeworth, Randall Findlay and Myron Kanik and held three meetings in 2011.

(6)	Mr. Allan L. Edgeworth is no longer a member of the Governance Committee as of August 2, 2011. Mr. Edgeworth's last Governance Committee meeting was on August 2, 2011.

(7)	Mr. Randall J. Findlay is no longer a member of the Governance Committee as of April 2, 2012. Mr. Findlay's last Governance Committee meeting was on February 13, 2012. Mr. Findlay was appointed to the Audit Committee on April 2, 2012.

(8)	Mr. Lorne B. Gordon was appointed to the Health, Safety and Environment Committee on August 2, 2011. Mr. Gordon's first meeting was on November 7, 2011.

(9)	Mr. David M.B. LeGresley is no longer a member of the Governance Committee as of August 2, 2011. Mr. LeGresley's last Governance Committee meeting was on August 2, 2011. Mr. LeGresley is no longer a member of the Health, Safety and Environment Committee as of April 2, 2012. Mr. LeGresley's last Health, Safety and Environment Committee meeting was on February 13, 2012. On April 2, 2012, Mr. LeGresley was appointed to the Audit Committee and attended the Audit Committee meeting on February 14, 2012 as an observer.

(10)	Ms. Leslie A. O'Donoghue is no longer a member of the Audit Committee as of August 2, 2011. Mr. O'Donoghue's last Audit Committee meeting was on May 24, 2011. Ms. O'Donoghue is no longer a member of the Health, Safety and Environment Committee as of April 2, 2012. Ms. O'Donoghue's last Health, Safety and Environment Committee meeting was on February 13, 2012. On April 2, 2012, Ms. O'Donoghue was appointed to the Human Resources and Compensation Committee.

3.	Appointment of Auditors

Auditors of Pembina are appointed by an ordinary resolution passed by a majority of the votes cast at a duly convened meeting of Shareholders. Unless otherwise directed, the management nominees named in the enclosed Form of Proxy will vote in favour of the appointment of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of Pembina, to hold office until the next annual meeting of the Shareholders, and to authorize the directors of Pembina to fix their remuneration in accordance with the recommendation of Pembina's Audit Committee. KPMG LLP have been the auditors of Pembina since September 4, 1997.

The following table sets out the fees paid to KPMG LLP in each of the last two financial years for services provided to Pembina:

Year	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2011	$634,077	$16,830	$88,052	–
2010	$542,863	$131,200	$175,298	$36,750

Notes:

(1)	Audit fees were for professional services rendered by KPMG LLP for the audit of the Corporation's annual financial statements and reviews of the Corporation's quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements and additional fees incurred for audit services rendered in connection with the implementation of IFRS. In 2011, fees included additional expenses for the Corporation's prospectus supplement in connection with the offering of the medium term notes and associated French translation. In 2010, additional expenses were incurred for the Corporation's base shelf prospectus.

(2)	Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of the Corporation's financial statements and not reported under "Audit Fees" above. 2011 included audit fees for the pension plan audit, 2010 included audit fees for the pension plan audit and other professional services rendered in connection with the implementation of IFRS that were not included in "Audit Fees."

(3)	Tax fees were for tax compliance, tax advice and tax planning. The fees were for services performed by the Corporation's auditors' tax division except those tax services related to the audit. 2011 included general tax consultation in connection with the implementation of IFRS and tax compliance fees incurred for preparing and filing the tax returns for the Corporation's subsidiaries. In 2010, tax returns for the Corporation's subsidiaries were also prepared and filed by KPMG LLP and additional expenses were incurred due to the corporate Conversion in 2010.

(4)	All other fees are fees for products and services provided by the Corporation's auditors other than those described as "Audit Fees", "Audit-related Fees" and "Tax Fees". In 2010, these fees related to services rendered to assist with enterprise risk management.

Certain other information regarding Pembina's Audit Committee that is required to be disclosed in accordance with National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators is contained in the Corporation's annual information form for the year ended December 31, 2011, which is available on the Corporation's SEDAR profile at www.sedar.com, on pages 57 through 59 of the annual information form.

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DIRECTOR COMPENSATION

Overview

Pembina's objective is to ensure that director compensation is market competitive, aligns with the near and long term interests of the Shareholders, and appropriately acknowledges the important investment of expertise, time, due diligence and counsel that each director contributes in fulfillment of their responsibilities.

Competitive Positioning

The Human Resources and Compensation Committee (the "HRC Committee") periodically engages outside consultants to perform an analysis of Pembina's director compensation levels and practices compared to Pembina's peers. The last director compensation review was conducted by Mercer (Canada) Limited in 2011. Similar to practices employed by Pembina in the determination of executive compensation, a "director compensation peer group" is established. The director compensation peer group is comprised of organizations with whom the Corporation competes for leadership skills, knowledge and expertise. These companies generally operate in the energy sector and include pipeline and energy organizations of a comparable scope as measured by market value, revenues and assets, and are included in the 2011 executive compensation peer group. The director compensation peer group of companies for 2011 was as follows:

Company	Industry Sector	Ownership
Advantage Oil & Gas Ltd.	Exploration & Production	Public
Arc Resources Ltd.	Exploration & Production	Public
Baytex Energy Corp.	Exploration & Production	Public
Bonavista Energy Corp.	Exploration & Production	Public
Crescent Point Energy Corp.	Exploration & Production	Public
Enerplus Corp.	Exploration & Production	Public
Inter Pipeline Fund	Pipeline/Midstream	Public
Keyera Corp.	Pipeline/Midstream	Public
Pengrowth Energy Corp.	Exploration & Production	Public
Petrobank Energy and Resources Ltd.	Exploration & Production	Public
Provident Energy Ltd.	Midstream	Public
Veresen Inc.	Pipeline/Midstream	Public
Vermilion Energy Inc.	Exploration & Production	Public

Pembina's ranking relative to the 2011 director compensation peer group on select scope metrics is described in the table below:

Measure	Pembina Positioning Relative to Comparator Group
Revenue(1)	Near 75th Percentile
Total Assets(1)	Between 25th Percentile and Median
Market Capitalization(2)	Between Median and 75th Percentile

Notes:

(1)	Revenue and total assets are annual values as at August 31, 2011.

(2)	Market capitalization is as at August 31, 2011.

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Fees and Retainers

Each independent director of Pembina who is not an officer or employee of Pembina received a combination of retainers and meeting attendance fees for 2011 as outlined in the table below.

Fee/Retainer Description	2011
Board member annual cash retainer	$30,000
Board chair annual cash retainer	$95,000
Board member annual equity retainer	$75,000
Board chair annual equity retainer	$85,000
Board meeting attendance fee	$1,200
Committee meeting attendance fee	$1,200
Audit Committee chair retainer	$18,000
HRC Committee chair retainer	$10,000
HSE Committee chair retainer	$10,000
Governance Committee chair retainer	$10,000
Audit Committee member retainer	$5,000

Mr. Robert B. Michaleski, the Chief Executive Officer of Pembina, does not receive any compensation in his capacity as a director of Pembina. For a description of Mr. Michaleski's compensation, see "Executive Compensation" below.

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Director Summary Compensation Table

The following table summarizes the compensation paid, payable, awarded or granted for 2011 to each of the independent directors of Pembina. For 2011, the directors did not receive any grants of Options to acquire Common Shares and received no non-equity incentive plan compensation. Pembina's directors do not participate in Pembina's pension plans. Grant D. Billing and Jeffrey T. Smith were each appointed to the Board of Directors on April 2, 2012, therefore, no disclosure for these two directors is applicable in respect of 2011.

Independent Directors

Summary Compensation Table

Name	Year	Fees earned(1) ($)	Share-based awards(2) ($)	All other compensation(3) ($)	Total ($)
Thomas W. Buchanan	2011	68,750	75,000	–	143,750
Allan L. Edgeworth	2011	66,600	75,000	3,186	144,786
Randall J. Findlay	2011	58,000	75,000	3,186	136,186
Lorne B. Gordon	2011	114,200	85,000	3,607	202,807
Myron F. Kanik	2011	61,600	75,000	3,186	139,786
David M.B. LeGresley	2011	55,200	75,000	–	130,200
Leslie A. O'Donoghue	2011	60,200	75,000	3,186	138,386
Robert F. Taylor	2011	61,050	75,000	3,186	139.236

Notes:

(1)	Represents all fees awarded, earned, paid, or payable in cash for services as a director with respect to services provided in 2011, including annual retainer fees, committee, chair and meeting fees.

(2)	Represents the Board of Directors' determination of the fair value, on the date of grant, of the awards of RSUs made to the directors under the Share Unit Plan (as defined below) for 2011, which fully vest on December 31, 2013. Such grant date fair value represents the target award amount determined by the Board of Directors, with the number of RSUs actually granted for 2011 equal to such grant date fair value divided by the volume weighted average trading price of the Common Shares for the last 20 trading days in 2010 on the TSX of $21.58. The RSUs issued to directors under the Share Unit Plan fully vest at the end of a three year period following the grant of the awards and the cash payments thereon are based on a trading value of the Common Shares plus notional accrued dividends and the performance of the Corporation. See "— Incentive Plan Awards — Share Unit Award Incentive Plan" below for a description of the Share Unit Plan, "— Incentive Plan Awards — Outstanding Share-Based Awards" below for the market value of all unvested RSUs held by the directors at December 31, 2011, and "— Incentive Plan Awards — Value Vested or Earned During the Year" below for the value of the Restricted Units issued under the Restricted Unit Long-Term Incentive Plan (the "RTU Plan") that vested on January 1, 2012 and were earned by the directors for 2011. Under IFRS, the cash settled share-based payment plans are recognized at the fair value of the amount payable to the employee. The amount is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is re-measured at each reporting date ($29.66 at December 31, 2011) and at settlement date based on the market price of the Common Shares. Any changes in the fair value of the liability are recognized as an expense in profit or loss.

(3)	Consists of the value of the accumulated monthly 2011 cash dividends for which Distribution Units/Dividend Units were granted in 2011 on the Restricted Units and RSUs held by the directors, as in accordance with the terms of the RTU Plan and the Share Unit Plan using a 20-day volume weighted average price at December 31, 2011 of $30.06. See "— Incentive Plan Awards" below.

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Incentive Plan Awards

Restricted Unit Long-Term Incentive Plan

In 2005, Pembina implemented a Restricted Unit Long-Term Incentive Plan (the "RTU Plan") to assist Pembina to promote a proprietary interest in Pembina and greater alignment of interests between participants in the RTU Plan and Shareholders by rewarding participants on the basis of Pembina's longer term performance. Pursuant to the RTU Plan, notional restricted units ("Restricted Units") may be granted to directors, executive officers and employees of Pembina in such number and at such times as the directors of Pembina may determine. Restricted Units are not Common Shares and do not confer any voting rights upon the holders. Pembina maintains a Restricted Unit Account for each participant in the RTU Plan to record the notional grants of Restricted Units to such participant.

Each vested Restricted Unit represents the right of the participant to receive a cash payment equal to the Market Value (as defined below) of the Restricted Unit on the relevant vesting date, subject to applicable withholdings. "Market Value" is defined as the weighted average trading price of the Common Shares in the fourth quarter of the fiscal year immediately prior to the relevant vesting date. To the extent that dividends are made on Common Shares of the Corporation, an additional number of Restricted Units ("Distribution Units") will be credited to a participant's Restricted Unit account, on an annual basis, based on the amount of the dividends in that year and the Market Value of the Restricted Units on the relevant vesting date (similar to a dividend reinvestment plan). Prior to the Conversion, Distribution Units were paid to in the same manner to the extent that distributions were made on Trust Units of the Fund. Unless otherwise specified by the Board at the time of grant, Restricted Units (and the corresponding Distribution Units) vest and become payable as to 1/3 on the first anniversary of the effective grant date, 1/3 on the second anniversary of the effective grant date, and 1/3 on the third anniversary of the effective grant date. The RTU Plan provides for accelerated payout of outstanding Restricted Units or corresponding Distribution Units in certain circumstances, including upon the occurrence of an event which results in a change of control of the Corporation (as defined in the RTU Plan). Historically, grant dates of Restricted Units have occurred annually effective on January 1 of the year for which the Restricted Units are granted as compensation. Payment is to be made within 30 days following the applicable vesting date.

Following the Conversion, no grants of Restricted Units were made under the RTU Plan, as the Corporation implemented the Share Unit Award Incentive Plan, as described below.

Share Unit Award Incentive Plan

Following the Conversion, the Corporation adopted a Share Unit Award Incentive Plan, under which directors are eligible to receive awards of restricted share units, or "RSUs". For a description of the Share Unit Award Incentive Plan and of the RSUs granted thereunder, see "Executive Compensation — Incentive Plan Awards — Share Unit Award Incentive Plan".

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Outstanding Share-Based Awards

The following table sets forth all outstanding awards held by the directors of Pembina as at December 31, 2011 under the Share Unit Plan, as such awards are considered "share-based awards" under applicable securities laws. Awards under the RTU Plan are also considered "share-based awards", however, the Corporation considers all Restricted Units that vested on January 1, 2012 as having been earned by the directors in 2011, and the payments made on or about December 31, 2011 in respect of such vested awards have been included in the table under "— Incentive Plan Awards — Value Vested or Earned During the Year" below. None of the directors of Pembina held any "option- based awards" as determined under applicable securities laws as at December 31, 2011.

Outstanding Share-Based Awards(1)

Name	Number of RSUs that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Thomas W. Buchanan	7,015 RSUs	240,899	–
Allan L. Edgeworth	7,864 RSUs	270,054	–
Randall J. Findlay	7,864 RSUs	270,054	–
Lorne B. Gordon	8,913 RSUs	306,062	–
Myron F. Kanik	7,864 RSUs	270,054	–
David M.B. LeGresley	7,015 RSUs	240,899	–
Leslie A. O'Donoghue	7,864 RSUs	270,054	–
Robert F. Taylor	7,864 RSUs	270,054	–

Note:

(1)	Represents the RSUs awarded to directors under the Share Unit Plan. RSUs awarded to directors in respect of 2010 are scheduled to vest in full on December 31, 2012, and RSUs awarded in respect of 2011 are scheduled to vest in full on December 31, 2013. The estimated market or payout value is estimated using the closing price of the Common Shares on the TSX on December 31, 2011 of $29.66 and the assumed number of Dividend Units to be accumulated in respect thereof until vesting (as described below under "Executive Compensation — Incentive Plan Awards — Share Unit Award Incentive Plan"), assuming a continued dividend level in respect of the Common Shares as in effect as of December 31, 2011 ($1.56 per annum) until vesting, not taking into account the dividend increase announced by Pembina on January 16, 2012.

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Value Vested or Earned During the Year

The following table sets forth the value of the awards that vested for or were earned by each director of Pembina under the RTU Plan in 2011. The Corporation considers the Restricted Units awarded under the RTU Plan that vested on January 1, 2012 as having been earned by the directors for 2011. The RSUs held by the directors under the Share Unit Plan vest on December 31, 2012 for 2010 awards and December 31, 2013 for 2011 awards. No directors earned any non-equity incentive plan compensation during the year.

Value Vested or Earned During the Year

Name	Share-based awards — Value vested during the year(1) ($)
Thomas W. Buchanan	–
Allan L. Edgeworth	59,571
Randall J. Findlay	59,571
Lorne B. Gordon	67,525
Myron F. Kanik	59,571
David M.B. LeGresley	–
Leslie A. O'Donoghue	59,571
Robert F. Taylor	59,571

Note:

(1)	Consists of the cash payouts made in respect of the final 1/3 of the grant of Restricted Units made under the RTU Plan for 2009 that vested, together with the corresponding Distribution Units earned thereon to December 31, 2011, on January 1, 2012. Based on the Market Value of the Common Shares applicable to such vesting date (see "— Restricted Unit Long-Term Incentive Plan" above), the aggregate payment in respect of such vested Restricted Units and accompanying Distribution Units was $365,380.

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Value of Equity Holdings of Directors and Share Ownership Guidelines

The Board of Directors believes it is important that directors demonstrate their commitment to Pembina's stewardship through Common Share ownership. Therefore, independent directors are required to own, directly or indirectly, Common Shares and/or Restricted Units and RSUs valued at three times the annual retainer (cash and RSUs) within five years of the date of the implementation of the guidelines (being November 12, 2010) or, for new directors, within five years of the date of their appointment.

The following table sets out, for each of the independent directors standing for election at the Meeting, the total accumulated value of each of the Common Shares and RSUs (as described and detailed under "— Incentive Plan Awards" above) beneficially owned by the independent directors as at April 23, 2012:

Independent Director Equity Holdings

Name	Value of Common Shares(1) ($)	Estimated Future Payout of RSUs (2) ($)	Estimated Total Value of Equity Holdings ($)	Meet Share Ownership Guidelines
Grant D. Billing(3)	1,099,314.84	–	1,099,314.84	Yes
Thomas W. Buchanan	302,689.98	240,899	543,588.98	Yes
Allan L. Edgeworth	1,144,956.48	270,054	1,415,010.48	Yes
Randall J. Findlay	4,071,193.38	270,054	4,341,247.38	Yes
Lorne B. Gordon	10,278,281.10	306,062	10,584,343.10	Yes
Leslie A. O'Donoghue	693,069.18	270,054	963,123.18	Yes
David M.B. LeGresley	661,774.56	240,899	902,673.56	Yes
Jeffrey T. Smith(3)	129,152.40	–	129,152.40	Yes

Notes:

(1)	Calculated using the April 23, 2012 $29.22 per Common Share closing price on the TSX. For the number of Common Shares held by each director standing for election at the Meeting as of April 23, 2012, see "Matters to be Acted Upon at the Meeting — 2. Election of Directors of Pembina Pipeline Corporation".

(2)	Estimated using the closing price of the Common Shares on the TSX on December 31, 2011 of $29.66 and the assumed number of Distribution Units and Dividend Units to be accumulated in respect thereof until vesting (as described above under "— Incentive Plan Awards"), assuming a continued dividend level in respect of the Common Shares as in effect as of December 31, 2011 ($1.56 per annum) until vesting not taking into account the dividend increase announced by Pembina on January 16, 2012. See "— Outstanding Share-Based Awards" above.

(3)	Grant D. Billing and Jeffrey T. Smith were appointed to the Board of Directors on April 2, 2012. In connection with Pembina's acquisition of Provident which closed on April 2, 2012, Pembina assumed all of the obligations of Provident in respect of its long-term incentive plans and all previously granted awards thereunder, including CRSUs granted to members of the board of directors of Provident. Accordingly, Messrs. Grant D. Billing, Jeffrey T. Smith and Randall J. Findlay, former directors of Provident, each currently hold 6,681 CRSUs, respectively. Each CRSU vests on the third anniversary date of their grant and entitles the holder to a cash amount determined on the basis of the current market value of the Common Shares on the vesting date.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes Pembina's 2011 executive compensation programs. These programs apply to the following Named Executive Officers of Pembina ("NEOs"):

•	Robert B. Michaleski: President and Chief Executive Officer ("CEO")(1)

•	Michael H. Dilger: Vice President and Chief Operating Officer ("COO")(2)

•	Peter D. Robertson: Vice President Finance and Chief Financial Officer ("CFO")

•	D. James Watkinson, Q.C.: Vice President, Legal

•	Robert M. Jones: Vice President, Midstream and Marketing

Notes:

(1)	Mr. Michaleski was President and Chief Executive Officer of Pembina until February 15, 2012 when he resigned the position of President and continued solely as Chief Executive Officer.

(2)	Mr. Dilger was Vice President and Chief Operating Officer of Pembina until February 15, 2012 when the Board appointed him President, in addition to his position as Chief Operating Officer.

In this Compensation Discussion and Analysis, certain terms are used such as "EBITDA", net revenue" and "operating margin". These terms do not have any standardized meaning as prescribed by Canadian Generally Accepted Accounting Principles ("GAAP") which have been revised effective January 1, 2010 to converge with International Financial Reporting Standards and, therefore, they may not be comparable with the calculation of similar measures presented by other issuers. See "Non-GAAP Measures" in the Corporation's management's discussion and analysis for the year ended December 31, 2011.

Executive Summary

Pembina exhibited a strong one-year total Shareholder return of 46.2% in 2011, which represents 90th percentile performance against Pembina's comparator group. Pembina's three-year total Shareholder return of 140.6% from 2009 to 2011 against Pembina's comparator group represents 70th percentile performance. In terms of financial performance, Pembina's performance in 2011 compares favourably to its prior performance. Revenue (net of product purchases) grew to $604.6 million in 2011 representing a record level for Pembina, and growth of 21.6% over 2009 and 2010 levels. Operating margin grew to $412.7 million, again representing a record level for Pembina, and growth of 22.0% and 21.0% over 2009 and 2010 levels, respectively.

In 2011, Pembina was also able to succeed on the following key strategic and operational objectives:

•	Pembina's Gas Services team focused on expanding its line of business, capitalizing on its experience and expertise, and building out its capacity to extract liquids from the gas stream and transport them to market using Pembina's existing conventional pipeline network. This has resulted in four expansion projects as follows: The Musreau Deep Cut Facility; The Musreau Shallow Cut Expansion; The Resthaven Facility in the Resthaven area of Alberta; and The Saturn Facility in the Berland area of Alberta.

•	Pembina announced plans to expand its NGL throughput capacity on its Peace and Northern Pipelines by 55,000 bpd to accommodate increased customer demand resulting from strong drilling results and increased field liquids extraction by area producers.

•	Pembina completed its Nipisi and Mitsue Pipelines to service the Pelican and Peace River heavy oil regions of Alberta.

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•	Pembina acquired terminalling and storage facilities located near Edmonton, Alberta. The $57 million acquisition included more than 300,000 barrels of existing storage capacity and sufficient bare land to develop and significantly expand storage capacity as customer demand grows.

For more information on these objectives achieved in 2011 see Pembina's Annual Information Form for the year ended December 31, 2011 available on Pembina's SEDAR profile at www.sedar.com and on its website at www.pembina.com.

Based on Pembina's continued strong performance during 2011, with the one year total Shareholder return performance near the 90th percentile and the three year total Shareholder return performance at the 70th percentile of the comparator group, the HRC Committee had the discretion to determine total compensation for each NEO, using as a guideline the range between the median and the 75th percentile of its executive compensation peers.

Compensation Philosophy

Pembina's compensation philosophy is reviewed and confirmed by the HRC Committee each year to ensure that it provides the appropriate foundation and principles for governing our executive compensation programs. The programs are designed to:

•	align executive interests with Shareholder interests;

•	provide appropriate incentive and reasonable reward for the contributions made and performance achieved; and

•	attract and retain experienced, talented executives to ensure Pembina's success.

In 2010, following a review of its compensation philosophy, Pembina refined its compensation programs in order to strengthen the pay and performance linkage, and to tie performance-based compensation directly to long-term relative performance measures that emphasize an increase in Shareholder value over time. See "— Components of Compensation — Long-term Incentives" below.

Continuous Improvement

As part of its commitment to compensation best practices, the HRC Committee reviewed a number of regulatory developments and emerging best practices regarding executive compensation in 2011. In addition to these initiatives, in 2011, the HRC Committee examined the adoption of an executive recoupment or "clawback" policy to allow recovery of excess incentive compensation paid to an executive officer as a result of an accounting restatement required due to material non-compliance with financial reporting requirements. The HRC Committee reviewed such a policy, however, due to a delay in the release of proposed rules under U.S. Dodd-Frank legislation the HRC Committee intends to further review these provisions once released and make a recommendation at such time.

Elements of Total Compensation

Pembina's total executive compensation program includes both direct and indirect compensation, the elements of which are described in the table below. Pembina believes that a majority of executive compensation should be performance-based; however, Pembina does not have a specific formula that dictates the overall weighting of each element as a part of total compensation. The HRC Committee determines total compensation based on a review of competitive compensation data, consistency with Pembina's overall compensation philosophy and its judgment as a committee.

Element	Objective
Base Salary	Provide a fixed level of compensation for performing day-to-day responsibilities
Short-term Incentives	Provide a competitive cash award based on meeting corporate, business unit and individual goals over a one-year period
Long-term Incentives	Align compensation with long-term performance and the interests of Shareholders; provide a competitive, performance-based component of compensation through the Share Unit Plan, motivate and reward the achievement of long-term strategic Company objectives; and foster retention
Benefits	Provide secure, stable, industry competitive benefits
Pension Plan	Provide a competitive retirement benefit through defined benefit and defined contribution pension plans
Perquisites	Provide a competitive allowance to offset expenses largely related to the executive's role
Employment Agreements	Provide a sense of security and ensure fair treatment in the event of involuntary termination or change of control

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For clarity, when reference is made to "total direct compensation" in this Information Circular, this means base salary, short-term incentives and long-term incentives.

Notes:

(1)	Based on an average of the 5 NEO's 2011 Compensation, Pembina delivers an average of 24% of the total compensation in base salary, 20% in annual incentive plans, 50% in share-based awards, 2% in pension, 4% in other compensation [See Summary Compensation Table]

Compensation Governance

The HRC Committee utilizes several different tools and resources in reviewing elements of executive compensation and making compensation recommendations. These recommendations, however, are not purely formulaic and the HRC Committee exercises judgment and discretion in making them. The HRC Committee recognizes that the executive compensation programs must be sufficiently flexible to adapt to unexpected developments in the oil and gas industry and internal and market-related occurrences and must take into account the multi-year development horizons of Pembina's major energy infrastructure projects.

Human Resources and Compensation Committee

Pembina's executive compensation practices recognize that Pembina operates as a corporation within the energy industry. The HRC Committee determines the executive compensation policy for the executives of Pembina. The HRC Committee is appointed by the Board of Directors to discharge the Board's duties and responsibilities with respect to officer and director compensation, pension plan design, CEO performance planning and assessment and executive officer succession planning. In addition, the HRC Committee satisfies itself that Pembina's human resources practices and policies are at all times in compliance with applicable laws and regulations and that Pembina adheres to high ethical and moral standards. For the 2011 fiscal year, the HRC Committee consisted of Messrs. Findlay, as Chairman, Buchanan, Kanik and LeGresley, all of whom were independent. The HRC Committee met four times to address matters pertaining to its mandate for 2011 compensation.

The HRC Committee members' experience in leadership roles during their careers, their extensive knowledge of the energy industry and their mix of experience in the areas of operations, corporate strategy and financial matters, provides the collective experience, skills and qualities to effectively support the HRC Committee in carrying out its mandate. Further information on the experience and skills of the HRC Committee members is provided in their respective biographies under the heading "Matters to be Acted Upon at the Meeting – Election of Directors of Pembina Pipeline Corporation" above.

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Compensation Consultant

The HRC Committee utilizes a third party executive compensation consultant to review executive compensation and benefit programs and provide objective advice. In 2002, the HRC Committee directly retained Mercer (Canada) Limited ("Mercer") as its third party compensation consultant. In this engagement, Mercer reports directly and exclusively to the HRC Committee; however, at the HRC Committee's direction, the consultant works cooperatively with management to review or prepare material for the HRC Committee's consideration.  Mercer attended two HRC Committee meetings in 2011. In addition to the review of and assistance with the redesign of Pembina's short-term and long-term incentive programs in 2010, the HRC Committee's engagement of Mercer included the following services in respect of 2010 and 2011:

(i)	the provision of general market observations with respect to market trends and issues;

(ii)	the provision of benchmark market data; and

(iii)	attendance at meetings of the HRC Committee to review market trends and issues and to present market analysis.

The recommendations made by the HRC Committee are the responsibility of the HRC Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

The fees paid by the Corporation to Mercer for professional services rendered in Pembina's last two fiscal years are as follows:

	2011	2010
	(in $ thousands)
Executive compensation-related fees(1)	72	147
All other fees(2)	128	198
	200	347

Notes:

(1)	Executive compensation-related fees for services related to determining compensation for the Corporation's directors and executive officers.

(2)	Represents fees paid by the Corporation to Mercer in respect of pension administration and general advice on other compensation and benefit matters, including fees in connection with annual compensation survey work and miscellaneous consulting services in respect of employee compensation and human resources matters. The HRC Committee is not required to pre-approve these services.

Role of CEO and/or Other Executive Officers in Determining Executive Compensation.

Pembina's CEO, Mr. Michaleski, provides recommendations to the HRC Committee for each element of compensation for each of the NEOs other than himself. In forming his recommendations, he may seek input from other officers about the employees who report to each of them. The HRC Committee, with input from Mercer, determines each element of compensation for Mr. Michaleski and, with input from Mercer and Mr. Michaleski, determines each element of compensation for the other NEOs. At the HRC Committee's request, Pembina's executive officers assess the design of, and make recommendations related to, Pembina's compensation and benefit programs, including recommendations related to the appropriate financial and non-financial performance measures used in Pembina's incentive programs.

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Benchmarking

Prior to March 31st of each year, the HRC Committee conducts its annual benchmarking review and establishes an "executive compensation peer group" to use as a reference point for assessing competitive executive compensation data. The HRC Committee utilizes compensation survey information provided by Mercer and publicly disclosed compensation from management information circulars of the peer group. In selecting a benchmarking group for comparison purposes, the HRC Committee considers the entities with which Pembina competes for talent and based on a comparison of broad corporate measures such as annual revenues, market capitalization, total assets, enterprise value and number of employees. This approach ensures the HRC Committee has a robust compensation data set for use in setting competitive pay levels and in reviewing the pay practices adopted by Pembina's peers. The table below describes the 2011 executive compensation peer group which is comprised of 20 comparator companies, and which was utilized by the HRC Committee for the purpose of setting 2011 executive base salary and long-term incentive awards.

Company	Industry Sector	Ownership
Advantage Oil & Gas Ltd.	Exploration and Production	Public
Alliance Pipeline Ltd.	Pipeline/Midstream	Private
AltaGas Ltd.	Pipeline/Midstream	Public
ATCO Midstream Ltd.	Pipeline/Midstream	Public
ATCO Pipelines	Pipeline/Midstream	Public
Baytex Energy Corp.	Exploration and Production	Public
Bonavista Energy Corp.	Exploration and Production	Public
CCS Corporation	Pipeline/Midstream	Private
Crescent Point Energy Corp.	Exploration and Production	Public
Gibson Energy Ltd.	Pipeline/Midstream	Private (now Public)
Inter Pipeline Fund	Pipeline/Midstream	Public
Keyera Corp.	Pipeline/Midstream	Public
Kinder Morgan Canada Inc.	Pipeline/Midstream	Public
NAL Energy Corp.	Exploration and Production	Public
Petrobank Energy and Resources Ltd.	Exploration and Production	Public
Plains Midstream Canada	Pipeline/Midstream	Public
Progress Energy Resources Corp.	Exploration and Production	Public
Provident Energy Ltd.	Midstream	Public
Vermilion Energy Inc.	Exploration and Production	Public
Williams Energy (Canada), Inc.	Pipeline/Midstream	Public

As a result of Pembina's significant growth in 2011, the HRC Committee requested that Mercer update the 2011 executive compensation peer group solely for the purposes of assisting in determining short-term incentives in respect of 2011, which are comprised of annual cash bonuses, and 2012 compensation recommendations. The table below describes the updated 2011 executive compensation peer group that was utilized by the HRC Committee for such purposes.

Company(1)	Industry Sector	Ownership
Alliance Pipeline Ltd.	Pipeline/Midstream	Private
AltaGas Ltd.	Pipeline/Midstream	Public
Apache Canada Ltd. (New)	Exploration and Production	Public
ARC Resources (New)	Exploration and Production	Public
Baytex Energy Corp.	Exploration and Production	Public
Bonavista Energy Corp.	Exploration and Production	Public
CCS Corporation	Pipeline/Midstream	Private
Crescent Point Energy Corp.	Exploration and Production	Public
Enerplus Corporation (New)	Exploration and Production	Public
Gibson Energy Ltd.	Pipeline/Midstream	Private (now Public)
Harvest Operations Corporation (New)	Exploration and Production	State-owned enterprise
Inter Pipeline Fund	Pipeline/Midstream	Public
Keyera Corp.	Pipeline/Midstream	Public
Kinder Morgan Canada Inc.	Pipeline/Midstream	Public
Murphy Oil Company Ltd. (New)	Exploration and Production	Public
Pengrowth Energy Corporation (New)	Exploration and Production	Public
Petrobank Energy and Resources Ltd.	Exploration and Production	Public
Plains Midstream Canada	Pipeline/Midstream	Public
Provident Energy Ltd.	Midstream	Public
Spectra Energy Transmission (New)	Pipeline/Midstream	Public
TAQA North Ltd. (New)	Exploration and Production	Public
Vermilion Energy Inc.	Exploration and Production	Public

Note:

(1)	The comparators added to this table as a result of Mercer's update are identified as (New) above. The comparators that were removed are: Advantage Oil and Gas Ltd.., NAL Energy Corporation and Progress Energy Resources Corporation as, due to the relative growth in Pembina's size, such comparators were no longer deemed to be peers.

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Pembina's ranking relative to the 2011 executive compensation peer group on select scope metrics as at December 31, 2010 (based on Table 1 for determining base-salary and long-term incentive awards) and December 31, 2011 (based on Table 2 for determining short-term incentives) is described in the table below:

Measure	Pembina Positioning Relative to Comparator Group (at December 31, 2010)	Pembina Positioning Relative to Comparator Group (at December 31, 2011)
Revenue(1)	Between Median and 75th Percentile	Between Median and 75th Percentile
Total Assets(1)	Between Median and 75th Percentile	Between 25th Percentile and Median
Market Capitalization(2)	Between Median and 75th Percentile	Between Median and 75th Percentile

Notes:

(1)	Revenue and total assets are annual values for 2011 and 2012 and Pembina's positioning relative to the comparator group is as at December 31, 2010 and December 31, 2011, respectively.

(2)	Market capitalization for 2011 and 2012 and Pembina's positioning relative to the comparator group is as at December 31, 2010 and December 31, 2011, respectively.

The HRC Committee has the discretion to determine total direct compensation for each executive, using as a guideline the range between the median and the 75th percentile of its executive compensation peer group.

Additionally, prior to March 31st of each year, the HRC Committee in consultation with Mercer establishes a "corporate performance peer group" comprised of entities which operate in the energy sector. In selecting a corporate performance peer group, the HRC Committee considers a comparator group of companies that reflect the size and nature of Pembina. The HRC Committee determines the performance of the Corporation relative to the corporate performance peer group and arrives at a quartile ranking for the Corporation, based on the total Shareholder return of the Corporation as compared to the total equityholder return of members within the corporate performance peer group for that year. This information, along with the executive compensation peer group market data is used by the HRC Committee to assist in the determination of long-term incentive and short-term incentives each executive officer relative to the market data from these resources. In addition to the above resources, the HRC Committee considers other factors when making compensation decisions, such as individual experience, individual performance, internal pay equity, development and/or succession status, and other individual or organizational circumstances. Based on Pembina's one and three-year corporate performance, relative to the corporate performance peer group (See " - Comparative Total Returns" below), the Corporation's total Shareholder return was in the top quartile. The table below lists the 2011 corporate performance peer group which is comprised of 12 companies.

Company	Industry Sector	Ownership
AltaGas Ltd.	Pipeline/Midstream	Public
Canadian Utilities Limited	Pipeline/Midstream	Public
Emera Inc.	Electricity/Power	Public
Enbridge Inc.	Pipeline/Midstream	Public
Enbridge Income Fund Holdings Inc.	Pipeline/Midstream	Public
Fortis Inc.	Power/Electricity	Public
Inter Pipeline Fund	Pipeline/Midstream	Public
Keyera Corp.	Pipeline/Midstream	Public
Provident Energy Ltd.	Midstream	Public
TransCanada Corporation	Pipeline/Midstream	Public
Valener Inc.	Pipeline/Midstream	Public
Veresen Inc.	Pipeline/Midstream	Public

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Components of Compensation

Base Salary

The purpose of base salary is to provide a fixed amount of cash compensation for performing day-to-day responsibilities. The HRC Committee considers a number of factors in the determination of base salaries for executive officers including, market conditions, individual performance, level of responsibility, salaries paid by comparable corporations and entities (see " – Benchmarking" above), attraction and retention, and internal equity considerations. Salaries of the NEOs and all other officers are reviewed annually.

The table below compares the year-end salaries for 2010 and 2011 for each NEO:

NEO	2010 Base Salary ($)	2011 Base Salary ($)	% Increase
Robert B. Michaleski(1) President and CEO	588,600	588,600	–
Michael H. Dilger(2) Vice President and COO	360,000	370,000	2.8%
Peter D. Robertson Vice President Finance and CFO	318,000	327,000	2.8%
D. James Watkinson, Q.C. Vice President, Legal	310,000	315,000	1.6%
Robert M. Jones Vice President, Midstream and Marketing	315,000	320,000	1.6%

Notes:

(1)	Mr. Michaleski was President and Chief Executive Officer of Pembina until February 15, 2012 when he resigned the position of President and continued solely as Chief Executive Officer.

(2)	Mr. Dilger was Vice President and Chief Operating Officer of Pembina until February 15, 2012 when the Board appointed him President, in addition to his position as Chief Operating Officer.

Short-term Incentives

Short-term incentives, which are comprised of annual cash bonuses, are intended to reward the achievement of corporate, business unit and individual goals on an annual basis.

When evaluating corporate performance, the HRC Committee considers actual performance versus the corporate objectives reviewed by the Board of Directors at the commencement of the fiscal year. Pembina's corporate goals typically include a number of qualitative and quantitative targets, many of which are described in a detailed annual strategic plan prepared by the executives and approved by the Board, outlining core commercial, financial and operational objectives. The HRC Committee also considers market and economic conditions, extraordinary internal and market-related occurrences, and other extenuating circumstances.

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In determining awards for 2011, the HRC Committee considered the following objectives: Corporate Financial; Safety & Environment; and Commercial and Operational:

Corporate Financial Objectives

Corporate Measure	2011 Target	2011 Actual	Outcome
Operating Margin	$385 Million	$412.7 Million	Exceeds
Dividend per Share	$1.56/share	$1.56/Share	Met
Payout Ratio	95%	87.8%	Exceeds
EBITDA	$352 Million	$364.3 Million	Exceeds
G&A Costs as a Percent of Operating Margin	13%	13%(1)	Met
Adjusted Cash Flow per Share – Annual % growth	10%	14.8%	Exceeds
1 year Total Shareholder Return Compared to Performance Peer Group	Median	90th Percentile	Exceeds
3 year Total Shareholder Return Compared to Performance Peer Group	Median	70th Percentile	Exceeds

Notes:

(1)	This calculation excludes the increase in share price that impacts share based compensation programs. 2011 G&A % of NOI 14.5%

Safety and Environment Objectives

Pembina's primary objective is to improve its safety and environment record year over year and always meet or exceed safety and environment industry standards. Pembina had an improved year in 2011 in a number of safety and environment categories, including:

•	Total Recordable Injury Frequency Rate (TRIF = # of injuries per 200,000 person hours worked) which includes all injuries on Pembina sites for employees and contractors for operations work showed a marked improvement in 2011. The 2011 TRIF = 4.04 versus the 2010 TRIF = 5.70.

•	Motor Vehicle accidents have remained flat over the past 5 years. Pembina continues to place emphasis on driving to road conditions and following procedures.

•	Lost time injuries increased from 2 in 2010 to 6 in 2011; however, the lost time in days improved significantly from 58 days in 2010 to 29 days in 2011.

•	Pembina has also improved its overall safety and environmental awareness through the concerted effort and focus on trend and route cause analysis which has highlighted the need for process improvements that will be initiated in 2012.

•	In 2011, the newly formed Incident Review Panel oversaw new safety metrics developed, a restructuring of the safety group and its reporting while also delivering an overall improvement in safety results.

•	Overall Pembina fell short of its environment objective mainly due to the spill that occurred on our Moosehorn 8 inch gathering pipeline on the Swan Hills Pipeline system. This spill occurred on July 19, 2011 and the magnitude of the spill was between 800 to 1,000 barrels of light sweet crude.

Commercial and Operational Objectives

Pembina's primary objective is to continuously maintain, improve and expand the value of Pembina’s asset base through the management, development and growth of quality energy infrastructure assets. Pembina worked hard throughout 2011 to grow its franchise areas and was able to succeed on the following key commercial and operational objectives:

•	Pembina's Gas Services team focused on expanding its line of business, capitalizing on its experience and expertise, and building out its capacity to extract liquids from the gas stream and transport them to market using Pembina's existing conventional pipeline network. This has resulted in four expansion projects as follows: The Musreau Deep Cut Facility; The Musreau Shallow Cut Expansion; The Resthaven Facility in the Resthaven area of Alberta; and The Saturn Facility in the Berland area of Alberta.

•	Pembina announced plans to expand its NGL throughput capacity on its Peace and Northern Pipelines by 55,000 bpd to accommodate increased customer demand resulting from strong drilling results and increased field liquids extraction by area producers.

•	Pembina completed its Nipisi and Mitsue Pipelines to service the Pelican and Peace River heavy oil regions of Alberta.

•	Pembina acquired terminalling and storage facilities located near Edmonton, Alberta. The $57 million acquisition included more than 300,000 barrels of existing storage capacity and sufficient bare land to develop and significantly expand storage capacity as customer demand grows.

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Upon such considerations, the HRC Committee determined it was appropriate to grant short-term incentive awards that were within the upper half of the award range.

The table below shows the short-term incentive (STI) awards for 2011 for each NEO:

NEO	2011 Salary Earned ($)	2011 STI Award ($)	2011 STI Award (% of salary)	STI Award Range (% of Salary)
Robert B. Michaleski(1) President and CEO	588,600	529,740	90%	0 – 100%
Michael H. Dilger(2) Vice President and COO	368,333	333,000	90%	0 – 100%
Peter D. Robertson Vice President Finance and CFO	325,917	245,250	75%	0 – 100%
D. James Watkinson, Q.C. Vice President, Legal	314,167	204,750	65%	0 – 100%
Robert M. Jones Vice President, Midstream and Marketing	319,167	256,000	80%	0 – 80%

Notes:

(1)	Mr. Michaleski was President and Chief Executive Officer of Pembina until February 15, 2012 when he resigned the position of President and continued solely as Chief Executive Officer.

(2)	Mr. Dilger was Vice President and Chief Operating Officer of Pembina until February 15, 2012 when the Board appointed him President, in addition to his position as Chief Operating Officer.

Use of Discretion

The HRC Committee applies informed judgment to reach decisions which support the achievement of Pembina's strategic objectives. While some elements of Pembina's program and, in particular, it's long-term incentive compensation, may rely on specific calculations to determine compensation eligibility, the HRC Committee recognizes that rigid application of fixed formulas may, in some cases, lead to contextually unsuitable results. The HRC Committee and the Board, from time to time, may be required to exercise its informed judgment to reach decisions it determines to be appropriate in a particular context.

To maintain the flexibility necessary to respond appropriately to circumstances which may arise, the HRC Committee and the Board have adopted ranges for the determination of STIP and LTIP awards and exercise discretion in executive compensation matters within these parameters.

Long-term Incentives

The HRC Committee believes that long-term incentive compensation plays an essential role in aligning the interests of executives with the goal of maximizing Shareholder value and in the attraction and retention of executives, particularly in the highly competitive market for oil and gas executives. Pembina routinely advances major commercial ventures and strategies with long term development horizons and therefore, long-term incentive compensation is critical in ensuring that key employees are provided with appropriate incentives to encourage them to remain with Pembina for the duration of such ventures and strategies. Furthermore, the HRC Committee believes that this form of compensation encourages long term and sustainable contributions from employees, with a view to maximizing Shareholder value over an extended period of time.

The Executive LTIP was introduced in 2006, to align the participants' interests with the interests of the Shareholders. See "— Incentive Plan Awards — Executive Long Term Incentive Plan" below. Under the Executive LTIP, Restricted Units were granted to senior executive officers of Pembina. In 2010, following completion of the Conversion, Pembina adopted the Share Unit Plan, which was also designed to align the participants' interests with the interests of the Shareholders. See "— Incentive Plan Awards — Share Unit Award Incentive Plan" below for a description of the terms of the Share Unit Plan, including the vesting conditions in respect of the RSUs and PSUs.

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Historically, the grants under the Executive LTIP were determined based on the NEO's employment agreement which stipulated that the NEO's total direct compensation be based upon Pembina's comparative total Shareholder return performance against the corporate performance peer group. The 2011 grants governed by the Share Unit Plan still take into consideration the NEO's total direct compensation based upon Pembina's comparative total Shareholder return performance against the corporate performance peer group but it also takes into consideration the NEO's total direct compensation relative to the market based compensation data (See "— Benchmarking"). In addition, the HRC Committee applies the principle that the executives of the organization should have the highest amount and proportion of compensation that is at risk. Therefore, as part of the long term incentive award determination process, the HRC Committee considers the proportion of each compensation component (See " — Elements of Total Compensation") relative to the total compensation amount and may adjust each element as necessary to ensure that this governing philosophy is recognized in the compensation award along with ensuring the NEO's total direct compensation relative to the market based compensation data is competitive based on Pembina's corporate performance. The HRC Committee does not take into account previous grants under the Share Unit Plan when considering new grants.

Each PSU award vests on the day that all performance vesting conditions with respect to such PSU award have been satisfied during the performance period. For PSUs granted in respect of 2010, the performance period began on January 1, 2010 and ends on December 31, 2012, and for PSUs granted in respect of 2011, the performance period began on January 1, 2011 and ends on December 31, 2013. The performance vesting conditions for each of these periods are indicated in the tables below (each, a "Performance Vesting Condition").

Performance Vesting Conditions for Awards Granted in respect of 2010:

50% Weighting Total Shareholder Return(1) vs. Peer Group(2) for the Performance Period		50% Weighting 3 Year Trailing Average Distributable Cash Per Common Share(3)
Performance	Performance Multiplier	3 Year Trailing Average Distributable Cash Per Common Share	Performance Multiplier
		Threshold < $1.47	0
Below Peer Group Median	= or > 0 to <1 times	Below Base Case $1.47 - <$1.59	= or > 0 to <1 times
Peer Group Median	1 times	Base Case $1.59	1 times
Above Peer Group Median	>1 to 2 times	Above Base Case >$1.59 - $1.71	>1 to 2 times

Performance Vesting Conditions for Awards Granted in respect of 2011:

50% Weighting Total Shareholder Return(1) vs. Peer Group(2) for the Performance Period		50% Weighting 3 Year Trailing Average Distributable Cash Per Common Share(3)
Performance	Performance Multiplier	3 Year Trailing Average Distributable Cash Per Common Share	Performance Multiplier
		Threshold < $1.66	0
Below Peer Group Median	= or > 0 to <1 times	Below Base Case $1.66 - <$1.81	= or > 0 to <1 times
Peer Group Median	1 times	Base Case $1.81	1 times
Above Peer Group Median	>1 to 2 times	Above Base Case >$1.81 - $1.89	>1 to 2 times

Notes:

(1)	"Total Shareholder Return" means for the performance period, the weighted average trading price of the applicable securities of the relevant entity (the "Securities") on the applicable stock exchange for the last 20 trading days of the performance period less the weighted average trading price of such Securities on the applicable stock exchange for the last 20 trading days prior to the beginning of the performance period plus all dividends or distributions paid during the performance period on such Securities divided by the weighted average trading price of the Securities on the applicable stock exchange for the last 20 trading days prior to the beginning of the performance period.

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(2)	The performance peer group for PSUs granted for 2010 and 2011 is comprised of: AltaGas Ltd., Canadian Utilities Limited, Emera Inc., Enbridge Inc., Enbridge Income Fund, Fortis Inc., Inter Pipeline Fund, Keyera Corp., Provident Energy Ltd., TransCanada Corporation, Valener Inc. and Veresen Inc.

(3)	"3 Year Trailing Average Distributable Cash per Common Share" means the simple average of the Distributable Cash per Common Share for each of the 3 fiscal years included in the Performance Period. "Distributable Cash Per Common Share" means the actual amount of Distributable Cash available for distribution to Shareholders of Pembina in a fiscal year calculated on a per Common Share basis. "Distributable Cash" means, for any fiscal year, Pembina's EBITDA for such fiscal year: (i) minus the amount of any interest paid or accrued, excluding interest capitalized on construction projects, by Pembina during that fiscal year on account of indebtedness (including bank debt, convertible debentures and notes) other than on account of indebtedness owing by Pembina to an affiliate; and (ii) minus any income tax or other taxes payable (and not otherwise recoverable) in respect of such fiscal year. "EBITDA" means earnings before interest, income taxes, depreciation and amortization.

Each Performance Vesting Condition is weighted 50% (as set forth above) for purposes of calculating the number of PSUs that vest at the end of their terms. The number of PSUs which vest may be greater or less than 100% of the target award of PSUs for the performance period as a result of the performance multipliers applicable to each level of performance set out in the chart above, but will not in any event exceed twice the target award of PSUs. In the event that in respect of the performance period the Total Shareholder Return Performance Vesting Condition is below the peer group median and the 3 Year Trailing Average Distributable Cash Per Common Share Performance Vesting Condition is at threshold or below, as set out in the chart above, the Board of Directors may, in its sole discretion, determine that no PSUs will vest.

The performance multiplier for performance within or between defined performance levels for purposes of determining the number of PSUs that become vested with respect to the performance period will be determined by the Board of Directors in its discretion.

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The table below outlines the value of the 2011 RSUs and target PSUs granted under the Share Unit Plan:

NEO	Year	RSUs / PSUs	Expected Value(3) ($)
Robert B. Michaleski(1)	2011	27,275 / 27,275	1,745,600
President and CEO
Michael H. Dilger(2)	2011	14,145 / 14,145	905,280
Vice President and COO
Peter D. Robertson	2011	11,989 / 11,989	767,296
Vice President Finance and CFO
D. James Watkinson, Q.C.	2011	9,634 / 9,634	616,576
Vice President, Legal
Robert M. Jones	2011	6,673 / 6,673	472,072
Vice President, Midstream and Marketing

Notes:

(1)	Mr. Michaleski was President and Chief Executive Officer of Pembina until February 15, 2012 when he resigned the position of President and continued solely as Chief Executive Officer.

(2)	Mr. Dilger was Vice President and Chief Operating Officer of Pembina until February 15, 2012 when the Board appointed him President, in addition to his position as Chief Operating Officer.

(3)	For a description of how the expected value of such RSUs and PSUs was calculated see the footnotes to the table under the section "— Outstanding Share-Based Awards" below.

Perquisites

Pembina provides executives with perquisites for the purpose of offering executives a competitive compensation package to facilitate attraction and retention. Perquisites are intended to offset costs incurred by the NEO for expenses related to their position, including parking and vehicle allowance and access to a professional club membership for the purpose of conducting business meetings and relationship management.

Pension

Five NEOs participate in a defined benefit pension plan that provides enhanced retirement income based on years of service. Mr. Jones, the newest member among the group of NEOs, participated in a defined contribution plan from January 1, 2009 – December 31, 2009. See "— Pension Plan Benefits" below. This supplementary pension plan is provided to the NEOs as additional pension in an amount equal to the pension that the NEO would have received under the Pembina pension plan without regard to any maximum pension limitations established by Canada Revenue Agency after deducting the amount of pension that the NEO is entitled to receive under Pembina's pension plan.

Benefits

Pembina provides industry standard benefits to all employees including the NEOs. These benefits are comprised of group life, disability and extended health insurance, a savings plan where Pembina matches employee contributions to a maximum of 5% of annual salary, and the choice of participating in a non-taxable health spending account or a taxable wellness spending account.

Employment Agreements

Pembina has entered into an employment agreement with each of the NEOs. These employment agreements offer the NEOs a sense of security and ensure fair treatment by providing for benefits for certain events of termination. See "— Termination and Change of Control Benefits" below. Following the completion of the Conversion, certain consequential amendments were made to these employment agreements. In addition, as part of the HRC Committee's ongoing review of Pembina's compensation programs, other changes to the NEOs' employment agreements were made between the NEOs and Pembina to better align such agreements with Pembina's current compensation philosophy.

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Risk Management

Effective risk management is achieved through the active engagement of the Board and the executive team in the identification of risks faced by the Corporation, and the implementation of appropriate strategies to prevent and mitigate them. In respect of executive compensation, the HRC Committee strives to ensure that: (i) the overall design and constituent elements of Pembina's program incorporate prudent risk management principles; and (ii) compensation-related risk is considered as part of the decision-making process.

The HRC Committee seeks to ensure that Pembina's program incorporates measures that discourage undue risk taking by Pembina's executive officers that could have a material adverse impact on Pembina. These measures include the use of: (i) balanced performance metrics to assess annual incentive award eligibility; and (ii) a combination of long-term incentive grant types (RSUs and PSUs), comprised of both time and performance-based vesting criteria. The HRC Committee believes this balanced use of performance elements reduces compensation risk by: (i) eliminating reliance on any single or limited number of factors to determine award eligibility; and (ii) diversifying potential reward scenarios.

Compensation risk is also mitigated through Pembina's compensation governance measures which include the use of share ownership guidelines, prohibitions on hedging of equity awards for Pembina's executive officers and safeguards in respect of insider trading. Pembina also seeks to mitigate risk through the consistent application of its compensation program, which applies to all employees and executive officers. The structure of Pembina's compensation program does not, therefore, differ significantly among its CEO, executive team or employees.

Pembina's compensation program and practices are designed to prevent risks which could have a material adverse effect on Pembina. Among the factors cited in support of this conclusion were the following:

▪	Pembina's strong governance oversight and culture;
▪	Understand impact of operating and share price performance on payouts;
▪	Use of balanced measures consisting of qualitative and quantitative goals to determine annual incentive compensation;
▪	Long-term incentive grants that use both time and performance vesting features;
▪	Use of award ranges in the annual incentive and long-term incentive programs to prevent undue emphasis on discretionary awards which could result in annual incentives or LTIP awards that are not justified based on actual performance;
▪	Use of Share Ownership Guidelines for executives;
▪	HRC Committee Mandate requires full Board review and approval of executive compensation recommendations; and
▪	Alignment of Shareholder interests with Pembina's overall compensation program.

Hedging

Pursuant to the Corporation's Insider Trading and Reporting Policy, executives and directors of the Corporation are prohibited from entering into any hedging or other similar transactions designed to reduce, directly or indirectly, the price risk associated with that individual's holdings of the Corporation's securities. The purpose of this prohibition is to ensure that the directors and executives of the Corporation remain aligned with Shareholders' interests and incentivize them to continue to build Shareholder value.

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Common Share Performance Graph

The Common Shares trade on the TSX under the symbol "PPL" and on the NYSE under the symbol "PBA". The following graph shows changes from December 31, 2006 to December 31, 2011 in the value of $100 invested in the Common Shares and in the S&P/TSX Composite Index, assuming total reinvestment of all dividends paid by the Corporation and total reinvestment of dividends paid with respect to the S&P/TSX Composite Index since such time. The following graph also shows how the average total annual compensation for the NEOs has changed over the last three years in comparison to the total return earned on Common Shares over the same period.

Comparison of Cumulative Total Return Since

December 31, 2006 between the Common Shares and the

S&P/TSX Composite Index (1)(2)(3) (4)

Notes:

(1)	The above graph was sourced through Bloomberg.

(2)	The comparative return of 185.4% depicted in the above graph and as described below is determined on a year-over-year basis as at December 31, 2011. The return outlined in the "Comparative Total Return" table in the previous section is calculated based on the change in the volume weighted average trading price difference of the Trust Units/Common Shares on the TSX from the last 20 trading days of 2008 and 2010 to the volume weighted average trading price of the Common Shares on the TSX from the last 20 trading days of 2011 and, as such, is not directly comparable to the returns depicted in the chart above.

(3)	Includes return on Trust Units prior to the Conversion and all distributions paid on Trust Units during the relevant time period. Returns included reinvested distributions/dividends.

(4)	For a description of how Total Compensation was calculated see the footnotes to the table under the section "— Summary Compensation Table" below.

On a total return basis, the Corporation outperformed the broader Canadian equity market, as represented by the S&P/TSX Composite Index, over the most recent five calendar year period, as depicted in the chart above. The Corporation returned 46.3% for the year ended December 31, 2011 compared to a total return of negative 8.7% on the referenced index over the same period. Over the five-year period ended December 31, 2011 the Corporation returned 185.4% as compared to a 6.7% total return on the index.

The Corporation exhibited strong total return in the past five years. In particular, the Corporation demonstrated top quartile performance against its comparator group. Over the same time period, Pembina's total compensation has increased modestly, with most of the increase provided in the form of long-term incentives through the Executive LTIP.

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Summary Compensation Table

Outlined below is a summary of the compensation paid, payable, awarded or granted by Pembina to each of the NEOs for each of the financial years ended December 31, 2009, 2010 and 2011. None of the NEOs received any grants of Options to acquire Common Shares or other "option-based awards" or any non-equity long-term incentive compensation for 2011.

Name and Principal Position	Year	Salary ($)	Share-based awards(3) ($)	Non-equity incentive plan compensation — Annual incentive plans(4) ($)	Pension value(5) ($)	All Other Compensation(6) ($)	Total Compensation ($)
Robert B. Michaleski(1) President and CEO	2011	588,600	1,530,346	529,740	(4,054)	113,817	2,758,449
	2010	588,600	1,346,706	470,880	(38,581)	254,404	2,622,009
	2009	588,600	1,375,000(5)	450,000	(42,035)	236,962	2,608,527
Michael H. Dilger(2) Vice President and COO	2011	370,000	793,648	333,000	45,655	64,790	1,607,093
	2010	360,000	702,013	288,000	34,810	137,850	1,522,673
	2009	360,000	660,000(5)	280,000	39,169	124,132	1,463,301
Peter D. Robertson Vice President, Finance and CFO	2011	327,000	672,679	245,250	35,248	63,076	1,343,253
	2010	318,000	653,180	222,600	1,513	131,564	1,326,857
	2009	315,833	675,000(7)	225,000	15,998	139,908	1,371,739
D. James Watkinson, Q.C. Vice President, Legal	2011	315,000	540,544	204,750	35,614	54,269	1,150,177
	2010	310,000	531,964	186,000	25,115	109,964	1,163,043
	2009	306,667	550,000(5)	170,000	40,222	119,284	1,186,173
Robert M. Jones Vice President, Midstream and Marketing	2011	320,000	374,409	256,000	44,603	39,780	1,034,792
	2010	315,000	327,612	190,000	42,439	73,460	948,799
	2009	315,000	335,000(5)	150,000	22,000	36,799	858,799

Notes:

(1)	Mr. Michaleski was President and Chief Executive Officer of Pembina until February 15, 2012 when he resigned the position of President and continued solely as Chief Executive Officer.

(2)	Mr. Dilger was Vice President and Chief Operating Officer of Pembina until February 15, 2012 when the Board appointed him President, in addition to his position as Chief Operating Officer.

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(3)	For 2011, this represents the Board of Directors' determination of the fair value, on the date of grant, of the awards of RSUs and PSUs made to the NEOs under Pembina's Share Unit Plan (as defined below) for 2011, which, in the case of RSUs vest or vested as to 1/3 on each of December 31, 2011, 2012 and 2013, and, in respect of PSUs on December 31, 2013 provided that specified performance vesting criteria have been met during the performance period. See " – Components of Compensation – Long-term Incentives" above. Such grant date fair value in respect of the RSUs and PSUs represents the target award amount determined by the Board of Directors, with the number of RSUs and PSUs actually granted for 2011 equal to such grant date fair value divided by the volume weighted average trading price of the Common Shares for the last 20 trading days in 2010 on the TSX of $21.58. Such grant date fair value in respect of the PSUs assumes a 100% payout of all PSUs and a corresponding performance multiplier of 1.6 (as such multiplier was viewed by the Board as a reasonable expectation of future performance at the time of the grant). The minimum payout in respect of such PSUs would be nil, in the event that neither of the Performance Vesting Conditions are met and the Board of Directors determines that no PSUs will vest at the end of the performance period. See " – Components of Compensation – Long-term Incentives" above. The Share Unit Awards granted under the Share Unit Plan that vest in the third year after the date of grant and the cash payments thereon are based on a trading value of the Common Shares plus notional accrued dividends and the performance of the Corporation. See "— Incentive Plan Awards — Share Unit Award Incentive Plan" below for a description of the Share Unit Plan and "— Incentive Plan Awards — Outstanding Share-Based Awards" below for the market value of all unvested RSUs, PSUs and Restricted Units issued under the Share Unit Plan and the Executive LTIP held by each of the NEOs at December 31, 2011. For a description of the amounts disclosed in this column in respect of awards of Restricted Units granted in 2009 see footnote 5 below. Under IFRS, the cash settled share-based payment plans are recognized at the fair value of the amount payable to the employee. The amount is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is re-measured at each reporting date ($29.66 at December 31, 2011) and at settlement date based on the market price of the Common Shares.

(4)	Represents the cash bonus awards paid to the NEOs.

(5)	Includes all compensation relating to Pembina's pension plans: see "— Pension Plan Benefits" below. In the case of participants in Pembina's defined benefit plan, such amounts include service costs and other compensatory items such as plan changes and earnings that are different from the estimated earnings. In the case of participants in Pembina's defined contribution plan, such amounts include investment income earned on accrued obligations.

(6)	The amounts in this column consist of car allowance, parking and business club memberships and the value of the accumulated monthly cash distributions/dividends for which Distribution Units and Dividend Units, as the case may be, were granted in 2011, as applicable, on the Restricted Units and RSUs held by the NEOs, as in accordance with the terms of the Executive LTIP using a 20-day volume weighted average price at December 31, 2011 of $30.06. See "— Incentive Plan Awards" below.

(7)	For 2009, this represents the Board of Directors' determination of the fair value, at December 31, 2009, of the awards of the Restricted Units granted to the NEOs under the Executive LTIP, for which the grant date fair value represents the target award amount determined by the Board of Directors, with the number of Restricted Units actually granted for 2009 equal to such grant date fair value divided by the 2009 fourth quarter volume weighted average trading price of the Trust Units on the TSX of $16.25. The Restricted Units granted in respect of 2009 vested as to 1/3 on each of January 1, 2010, 2011 and 2012. The actual value realized upon the future vesting and payment of such Restricted Units may be greater or less than the grant date fair value indicated. The Restricted Units granted under the Executive LTIP that vest over a three year period and the cash payments thereon are based on a trading value of the Common Shares plus notional accrued dividends and the performance of the Corporation. The value recognized in the table above is based on the intrinsic value method at the date of the grant, which is also used to account for the compensation cost of the plan for accounting purposes. See. "— Incentive Plan Awards — Executive Long Term Incentive Plan" for a description of the Executive LTIP and the Restricted Units and "— Incentive Plan Awards — Outstanding Share-Based Awards" below for the market value of all unvested RSUs, PSUs and Restricted Units issued under the Share Unit Plan and the Executive LTIP held by each of the NEOs at December 31, 2011.

Incentive Plan Awards

Executive Long-Term Incentive Plan

The Executive Long-Term Incentive Plan (the "Executive LTIP") was introduced in 2006, to align the participants' interests with the interests of the Shareholders. Under the plan, notional restricted units ("Restricted Units") may be granted to senior executive officers of Pembina. Restricted Units are not Common Shares, and do not confer any voting rights upon the holders. Pembina maintains a notional Restricted Unit account for each participant in the Executive LTIP.

Each vested Restricted Unit represents the right of the participant to receive a cash payment equal to the Market Value (as defined below) of the Restricted Unit on the relevant vesting date, subject to applicable withholdings. "Market Value" is defined as the weighted average trading price of the Common Shares in the fourth quarter of the fiscal year immediately prior to the relevant vesting date. To the extent that dividends are made on Common Shares of the Corporation, an additional number of Restricted Units ("Distribution Units") will be credited to a participant's Restricted Unit account, on an annual basis, based on the amount of the dividends in that year and the Market Value of the Restricted Units on the relevant vesting date (similar to a dividend reinvestment plan). Prior to the Conversion, Distribution Units were paid to in the same manner to the extent that distributions were made on Trust Units of the Fund. Unless otherwise specified by the Board at the time of grant, Restricted Units (and the corresponding Distribution Units) vest and become payable as to 1/3 on the first anniversary of the effective grant date, 1/3 on the second anniversary of the effective grant date, and 1/3 on the third anniversary of the effective grant date. Grant dates of Restricted Units occur annually effective on January 1 of the year for which the Restricted Units are granted as compensation. Payment is to be made within 30 days following the applicable vesting date.

The Board has the power to establish policies and adopt rules and regulations to administer the Executive LTIP and to interpret and construe the Executive LTIP and to determine all questions arising out of the plan, and any such interpretation or determination made by the Board is final, binding and conclusive on all parties. The Board may also amend, suspend or discontinue the Executive LTIP at any time, provided that no amendment may, without the consent of the affected plan participant, adversely impair the amount, timing or type of vesting of a Restricted Unit prior to the date of such amendment.

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The Executive LTIP provides for accelerated payout of outstanding Restricted Units in certain circumstances including upon the occurrence of an event which results in a change of control of the Corporation, certain business combinations or similar transactions or the termination of an executive's employment with Pembina in certain circumstances: see "— Termination and Change of Control Benefits" below for additional details.

Following the Conversion, no grants of Restricted Units were made under the Executive LTIP, as the Corporation implemented the Share Unit Plan, as described below.

Share Unit Award Incentive Plan

Purpose

The principal purposes of the Corporation's Share Unit Award Incentive Plan (the "Share Unit Plan") are: to retain and attract qualified executive officers and employees that the Corporation and its affiliates require; to promote a proprietary interest in the Corporation by such executive officers and employees and to encourage such persons to remain in the employ or service of the Corporation and its affiliates and put forth maximum efforts for the success of the affairs and business of the Corporation; and to focus management of the Corporation and its affiliates on operating and financial performance, long-term Shareholder return and the strategic goals of the Corporation, as described in the Share Unit Plan.

Eligibility, Vesting and Settlement

Under the terms of the Share Unit Plan, persons eligible to receive Share Unit Awards shall be any directors and any executive officers and employees who are performing valuable services for, or who demonstrate the potential of becoming key personnel of the Corporation and/or its affiliates, in each case as the Board may determine.

Such directors, executive officers and employees may be granted Share Unit Awards in the form of restricted share units ("RSUs") or, in the case of executive officers and employees, performance share units ("PSUs") as determined by the Board, subject to the terms and conditions of the Share Unit Plan and evidenced by a written agreement between the Corporation and the grantee (a "Grant Agreement"). Each RSU award shall vest in accordance with applicable time vesting conditions (relating to continued service with the Corporation or its affiliates), provided any other vesting conditions as set out in the Grant Agreement have been met and provided further that unless otherwise determined by the Board, each RSU award shall vest as to one third of the RSUs awarded pursuant to such RSU award on December 31 of each of the first, second and third calendar years beginning with the calendar year in which the RSU was granted, except in respect of awards of RSUs granted to directors which will "cliff vest" on December 31 of the third calendar year. Each PSU award shall vest on the day that all performance vesting conditions with respect to such PSU award have been satisfied (together with any other vesting conditions as set out in the Grant Agreement), unless otherwise determined by the Board at the time of the grant.

Share Unit Awards will be settled by payment in cash to the grantee of an aggregate amount equal to the Fair Market Value on the applicable vesting date of the number of Common Shares equivalent to the number of such grantee's vested RSUs and PSUs (subject to any adjustments in accordance with the Share Unit Plan and the Grant Agreement) as soon as possible following the vesting date. "Fair Market Value" with respect of the Common Shares shall mean the weighted average of the prices at which the Common Shares traded on the TSX for the 20 trading days on which the Common Shares traded on the TSX immediately preceding such date.

Except as otherwise set forth in a Grant Agreement or determined by the Board, the number of vested RSUs or PSUs to be settled shall be adjusted for any dividends paid on the Common Shares following the first day of each performance period to which the Share Unit Awards relate by adding additional RSUs or PSUs, as the case may be ("Dividend Units").

Administration

The Share Unit Plan shall be administered by the Board of Directors. The Corporation shall effect the grant of Share Unit Awards in accordance with determinations made by the Board pursuant to the provisions of the Share Unit Plan, including as to: (a) the grant of Share Unit Awards; (b) the Fair Market Value of the Common Shares on any date; (c) the executive officers and employees to whom, and the time or times at which, Share Unit Awards shall be granted and RSUs and PSUs granted thereunder shall vest; (d) the grant date and performance period for Share Unit Awards; (e) the methods for determining, for a Share Unit Award, the number of RSUs or PSUs, as the case may be, to be included in each Share Unit Award; (f) performance vesting conditions, any applicable performance multiplier, time vesting conditions and/or other vesting conditions; (g) prescribing, amending and rescinding rules and regulations relating to the Share Unit Plan; (h) interpreting the Share Unit Plan and any Grant Agreements made under the Share Unit Plan; (i) the terms and provisions of Grant Agreements (which need not be identical) entered into in connection with Share Unit Awards; (j) whether adjustments shall be made pursuant to the Share Unit Plan and any Grant Agreements and the extent and terms of any such adjustments; and (k) all other determinations deemed necessary or advisable for the administration of the Share Unit Plan.

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The Board may delegate to a committee, one or more of its members, one or more executive officers of the Corporation or to one or more agents, or third party administrators, such administrative powers and duties as it may deem advisable, other than delegation not permitted by applicable law or any mandate of the Board, subject to the provisions of the Share Unit Plan and any additional limitations or restrictions as the Board may impose.

Termination and Change of Control

The Share Unit Plan provides for accelerated payout of outstanding Share Unit Awards in certain circumstances including upon the occurrence of an event which results in a change of control of the Corporation, certain business combinations or similar transactions or the termination of an executive's employment with Pembina in certain circumstances: see "— Termination and Change of Control Benefits" below for additional details.

Transferability

RSUs and PSUs, respectively, and any Share Unit Award granted to a director, executive officer or employee of the Corporation may only be settled by such director, executive officer or employee, personally or through such director, executive officer or employee's personal representative or estate. Except as otherwise provided in the Share Unit Plan, no assignment, sale, transfer, pledge or charge of RSUs, PSUs or any Share Unit Award, whether voluntary, involuntary, by operation of law or otherwise (except by will or the laws of descent and distribution), vests any interest or right in such RSUs, PSUs or Share Unit Award whatsoever in any assignee or transferee. Immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such RSUs, PSUs or Share Unit Award shall terminate and be of no further force or effect.

Amendment and Termination

The Board may suspend, discontinue or terminate the Share Unit Plan at any time. The Share Unit Plan and any Share Unit Awards granted pursuant to the Plan may be amended or modified by the Board. No amendment or modification to the Share Unit Plan or Share Unit Awards granted pursuant to the Share Unit Plan may be made without the consent of a grantee, if it adversely alters or impairs the rights of such grantee in respect of any Share Unit Award previously granted to such grantee under the Share Unit Plan. Any amendment or modification to be made to the Share Unit Plan or the compensation provided thereunder is subject to the prior approval of any applicable regulatory body, if required.

Fund Option Plan

The Fund adopted a Trust Unit Option Plan dated October 16, 1997, as amended January 27, 1999, April 30, 1999 and March 2, 2006, which enables the directors, officers and employees of Pembina to participate in the growth and development of Pembina by providing such persons with the opportunity, through options ("Options"), to acquire equity interests in Pembina (the "Fund Option Plan"). Pursuant to the Conversion, Pembina made consequential amendments to the Fund Option Plan in order for it to become a Common Share Option Plan and all Options to purchase Trust Units became Options to purchase Common Shares on equivalent terms and conditions. Following completion of the Conversion, the Fund Option Plan was effectively closed and no additional Options may be granted pursuant to such plan.

Shareholders approved the adoption of a new stock option plan (the "Stock Option Plan") for Pembina on May 26, 2011 as described below under "Executive Compensation – Stock Option Plan". Notwithstanding the adoption of the Stock Option Plan by Pembina, as at April 23, 2012 there were an aggregate of 1,502,295 Common Shares issuable on the exercise of outstanding Options granted under the Fund Option Plan. As noted above, the Fund Option Plan was closed following the Conversion and, as such no further grants of Options may be made pursuant to the Fund Option Plan. The material terms of the Fund Option Plan are described below. Although directors and executive officers of Pembina were eligible to receive grants of Options under the Fund Option Plan, no Options were granted to the directors or executive officers of Pembina since November 28, 2002.

The Fund Option Plan is administered by the Board of Directors which, prior to the Conversion, on the recommendation of the HRC Committee, was able to grant Options to purchase Common Shares to directors, officers and employees of Pembina. At the time of the grant of Options, the Board of Directors had the discretion to determine to whom Options would be granted, the number and exercise price of such Options and the terms and time frames in which the Options would vest and be exercisable. However, Options could only be exercisable for a maximum of seven calendar years from the date of grant and the exercise price of the Options had to be no less than the five day weighted average trading price of the Trust Units on the TSX prior to the date of approval of the granting of the Options by the Board of Directors.

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The maximum number of Options (and corresponding Common Shares reserved for issuance upon exercise of such Options) that may be issued to any one person under the Fund Option Plan, together with any other securities based compensation arrangement, is 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Option. The maximum number of Options (and corresponding Common Shares reserved for issuance upon the exercise of such Options) that may be reserved for issuance to insiders of the Corporation under the Fund Option Plan, together with any other securities based compensation arrangement, is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. The total number of Options which may be granted to any one insider of the Corporation within a one year period shall not exceed 5% of the issued and outstanding Common Shares.

An Option is personal to the grantee of the Options and is non-transferable and non-assignable. The Fund Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Common Shares. The Fund Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Corporation. For a description of the treatment of Options in the case of the termination of an Optionholder's employment or certain transactions involving the Corporation, see "— Termination and Change of Control Benefits" below.

Shareholder approval is required (by a simple majority of the votes cast) in order to make any amendments to the Fund Option Plan. However, the Board of Directors may make amendments to the Fund Option Plan of a "housekeeping" nature or amendments which do not provide additional benefits to grantees of Options under the Fund Option Plan. In this respect, the Board of Directors may amend the Fund Option Plan or an Option granted under the Fund Option Plan in respect of the following matters without Shareholder approval: (a) to correct a clerical or typographical error or an inconsistency with the Corporation's Declaration of Trust, or other matters of a "housekeeping" nature; (b) the timing and terms of vesting of Options granted under the Plan (which the Board of Directors has discretion over under the terms of the Fund Option Plan); (c) the termination provisions of an Option granted pursuant to the Fund Option Plan which does not entail an extension beyond the original expiry date of such Option; (d) to avoid inconsistency with, or to amend provisions that would subject an Optionholder to unfavourable tax treatment under, the Income Tax Act (Canada) or other applicable tax laws; (e) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Common Shares from the number reserved for issuance under the Fund Option Plan; and (f) such other matters as the TSX may approve from time to time. Any proposed amendment to the Fund Option Plan will be subject to the prior approval of the TSX, and no amendment to, or suspension or discontinuance of, the Fund Option Plan may be made to the Fund Option Plan or Options granted under the Fund Option Plan that would alter or impair any previously granted Options, without the prior consent of the Optionholder.

The Options granted on January 1, 2010 under the Fund Option Plan vest as to 1/3 effective upon the grant date and as to 1/3 on the first and second anniversaries of the grant date. The Options granted on September 15, 2010 under the Fund Option Plan vest as to 1/3 on the first, second and third anniversaries of the grant date. These Options expire seven years following the grant date. As of December 31, 2011, there were a total of 1,607,780 Common Shares issuable on the exercise of Options outstanding under the Fund Option Plan at exercise prices ranging from $13.85 to $19.17 (with a weighted average exercise price of $16.90) and expiration dates ranging from April 26, 2012 to September 14, 2017. No Options previously granted under the Fund Option Plan were repriced during the 2011 fiscal year.

Stock Option Plan

As part of a comprehensive review of employee compensation plans, the Board of Directors approved the adoption of the Stock Option Plan in 2011, subject to receipt of applicable stock exchange and Shareholder approvals. The Shareholders approved the adoption of the Stock Option Plan on May 26, 2011. The purpose of the Stock Option Plan is to provide effective long-term incentives to the recipients of Options and reward them on the basis of the long-term trading price of the Common Shares. Following completion of the Conversion, the Fund Option Plan (as discussed above under "Executive Compensation – Fund Option Plan") was closed such that no further Options could be issued under such plan. The Stock Option Plan is Pembina's only equity based compensation plan pursuant to which future awards can be granted and which provides for the issuance of Common Shares.

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The Stock Option Plan permits the Board of Directors to issue Options to employees of Pembina as the Board of Directors may determine. Directors, officers and other employees of Pembina who are currently participating in the Share Unit Plan (as defined above and as more fully described under the heading "Incentive Plan Awards - Share Unit Award Incentive Plans") are not eligible to participate in the Stock Option Plan. As a result, non-employee directors of Pembina are not eligible to receive Options under the Stock Option Plan. The Stock Option Plan provides that 7,000,000 Common Shares are reserved and available for issuance upon the exercise of Options. Common Shares underlying Options that have been cancelled or expire are immediately re-reserved for issuance under the Stock Option Plan and available for future issuances.

The maximum number of Common Shares that any one individual may receive upon the exercise of Options under the Stock Option Plan is 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Option, less the aggregate number of Common Shares reserved for issuance to such individual under any other securities-based compensation arrangement (the "Individual Limit"). The maximum number of Common Shares that insiders of Pembina as a whole may receive upon the exercise of Options under the Stock Option Plan is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Option, less the aggregate number of Common Shares reserved for issuance to insiders of Pembina as a whole under any other securities-based compensation arrangement (the "Aggregate Insider Limit"). In addition, the maximum number of Common Shares that may be issued to any one insider of Pembina under the Stock Option Plan within a one year period is the Individual Limit excluding Common Shares issued to the insider under the Stock Option Plan or any other security-based compensation arrangement during the preceding one year period, and the maximum number of Common Shares that may be issued to insiders of Pembina as a whole under the Stock Option Plan within a one year period is the Aggregate Insider Limit excluding Common Shares issued to insiders of Pembina as a whole under the Stock Option Plan or any other security-based compensation arrangement during the preceding one year period. However, all insiders of Pembina are currently expected to be participants in the Share Unit Plan and, as discussed above, officers and employees of Pembina who are currently participating in the Share Unit Plan are not eligible to participate in the Stock Option Plan. As such, it is not expected that insiders of Pembina will be granted Options under the Stock Option Plan.

Under the Stock Option Plan, the Board of Directors has the power to determine the time or times when Options will be granted, vest and expire. The Stock Option Plan states that the expiry date of an Option shall not be later than the date which is seven years from the date of grant of such Option. However, if the original expiry date of an Option occurs during, or within ten business days of the end of, a Pembina-imposed securities trading blackout applicable to a holder of Options, then the expiry date is extended to be the tenth business day after the expiry of the blackout period. Although not prescribed in the Stock Option Plan, the Board of Directors has historically provided for gradual vesting periods for each grant of Options, in proportions determined by the Board of Directors, with the first portion vesting on the date that is one year after the date of grant, another portion vesting on the second anniversary of the date of grant and a final portion vesting on the third anniversary of the date of grant. The exercise price of an Option must be no less than the volume weighted average trading price of the Common Shares on the TSX for the five business days preceding the date on which the granting of an Option is approved.

If during the term of the Stock Option Plan, Pembina completes any merger, amalgamation, arrangement, business combination or sale of all or substantially all of its assets and undertaking, or is the subject of a take-over bid, or participates in any similar transaction (any of the foregoing referred to as a "Transaction"), and as a result of such Transaction the holders of Common Shares receive securities of another issuer (the "Continuing Entity") in full substitution or replacement for the Common Shares ("Replacement Securities"), the Options will be adjusted so that the holder would receive such number of Replacement Securities as he or she would have received as a result of such Transaction if the holder had exercised his or her Options to purchase Common Shares prior to the completion of the Transaction and had held such Common Shares on the effective date of such Transaction. However, if: (a) the Continuing Entity does not (or, upon the occurrence of the Transaction, will not) substitute or replace, or the nature of the Transaction does not provide for the full substitution or replacement of, the securities issuable upon the exercise of Options outstanding under the Stock Option Plan on the above-described terms; (b) the Board determines, acting reasonably, that such substitution or replacement is not practicable; (c) the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Options; or (d) the Replacement Securities are not (or, upon the occurrence of the Transaction, will not be) listed and posted for trading on a recognizable stock exchange; the outstanding Options shall become fully vested and may be exercised by the holder prior to, but conditional upon the consummation of, the Transaction. Any Options that have not been exercised shall be forfeited and cancelled without compensation to the holder thereof upon the consummation of such Transaction. If for any reason such Transaction is not consummated, any Common Shares purchased by the Option holder upon the exercise of an Option for the purposes of participating in the Transaction or whose vesting has been accelerated pursuant to these provisions shall be cancelled and returned to Pembina, shall be added back to the number of Common Shares, if any, remaining unexercised under the Option, and Pembina will refund to the Option holder all consideration paid by it to exercise those Options.

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The Stock Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of Pembina.

An Option is personal to the grantee and is non-transferable and non-assignable. The Stock Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Common Shares. If the employment of an Option holder with Pembina is terminated by either party for any reason (other than termination for cause, in which cases the Options expire immediately upon the holder ceasing to provide active services to Pembina), the vested Options held by such individual must be exercised within 90 days of the later of the date of notice of such termination or the date on which the holder ceased to actively provide services to Pembina, following which the Options will expire (and unvested Options will expire immediately).

The Stock Option Plan states that the Board of Directors may, at any time without the approval of the Shareholders, suspend, discontinue or amend the Stock Option Plan or any Option. However, the Board of Directors may not, without the approval of a majority of the Shareholders, amend the Stock Option Plan or an Option to: (a) increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the plan; (b) make any amendment that would reduce the exercise price of an outstanding Option (including a cancellation and reissue of an Option that constitutes a reduction of the exercise price); (c) extend the expiry date of any Option granted under the Stock Option Plan beyond the expiry date of the Option determined at the date of grant, except as provided for with respect to an expiry date that occurs during a blackout period, as described above; (d) expand the categories of individuals who are eligible to participate in the Stock Option Plan; (e) amend the Stock Option Plan to permit the transfer or assignment of Options, except to permit a transfer to a family member, an entity controlled by the holder of the Options or a family member, a charity or for estate planning or estate settlement purposes, in each case unless the change to the Stock Option Plan or an Option results from the application of provisions in the Stock Option Plan relating to mergers, business combinations, take-over bids or similar transactions or to the anti-dilution provisions; or (f) amend the amendment provision of the Stock Option Plan.

The Stock Option Plan (and any proposed future amendments to the Stock Option Plan) is subject to such future approvals of the Shareholders and applicable stock exchanges as may be required by the terms of the Stock Option Plan or applicable stock exchanges from time to time. Any amendment to the Stock Option Plan is subject to the prior approval, where required, of applicable stock exchanges, and no amendment to, or suspension or discontinuance of, the Stock Option Plan may be made to the Stock Option Plan or an Option granted under the Stock Option Plan that would adversely alter or impair any previously granted Options, without the prior consent of the holder.

During 2011, Options were granted under the Stock Option Plan to non-executive employees of Pembina to acquire an aggregate of 1,100,800 Common Shares. All such Options vest as to 1/3 on the first, second and third anniversaries of the grant date. These Options expire seven years following the grant date. As of December 31, 2011, there were a total of 1,066,600 Common Shares issuable on the exercise of Options outstanding under the Stock Option Plan at exercise prices ranging from $25.44 to $25.28 (with a weighted average exercise price of $25.29) and expiration dates ranging from August 3, 2018 to September 30, 2018.

As at April 23, 2012, there were a total of 2,589,855 Common Shares issuable upon the exercise of outstanding Options granted under the Stock Option Plan, together with outstanding Options granted under the Fund Option Plan (which were granted prior to the closure of the Fund Option Plan), representing, in the aggregate, approximately 0.91% of the issued and outstanding Common Shares as at April 23, 2012. For additional information regarding outstanding Options under the Fund Option Plan and the Stock Option Plan as at December 31, 2011, see Note 26 to the Corporation's audited consolidated financial statements for the year ended December 31, 2011.

No Options to purchase Common Shares were granted to any of the NEOs during the fiscal year ended December 31, 2011 and no previously granted Options were repriced during the 2011 fiscal year.

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Outstanding Share-Based Awards

The following table sets forth all awards outstanding as at December 31, 2011 under Pembina's Share Unit Plan, as such awards are considered "share-based awards" under applicable securities laws. The Corporation considers all RSUs granted under the Share Unit Plan that vested on December 31, 2011 and all Restricted Units granted under the Executive LTIP that vested on January 1, 2012 as having been earned by each of the NEOs in 2011 and the payments made on or about December 31, 2011 in respect of such vested awards have been included in the table under "— Incentive Plan Awards — Value Vested or Earned During the Year" below. Accordingly, none of the NEOs held any outstanding awards under the Executive LTIP as at December 31, 2011. None of the NEOs held any "option-based awards" (as determined under applicable securities laws) as at December 31, 2011.

Outstanding Share-Based Awards

Name and Principal Position	Number of Common Shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Robert B. Michaleski(1) President and CEO	28,285 RSUs(3) 57,583 PSUs(4) Total: 85,868	886,211(3) 1,490,126(4) Total: 2,376,336	– – –
Michael H. Dilger(2) Vice President and COO	14,697 RSUs(3) 29,944 PSUs(4) Total: 44,641	460,563(3) 773,174(4) Total: 1,233,736	– – –
Peter D. Robertson Vice President, Finance and CFO	12,893 RSUs(3) 26,689 PSUs(4) Total: 39,582	405,338(3) 661,462(4) Total: 1,066,801	– – –
D. James Watkinson, Q.C. Vice President, Legal	10,415 RSUs(3) 21,606 PSUs(4) Total: 32,019	327,523(3) 532,279(4) Total: 859,802	– – –
Robert M. Jones Vice President, Midstream and Marketing	6,906 RSUs(3) 14,046 PSUs(4) Total: 20,952	216,330(3) 364,384(4) Total: 580,715	– – –

Notes:

(1)	Mr. Michaleski was President and Chief Executive Officer of Pembina until February 15, 2012 when he resigned the position of President and continued solely as Chief Executive Officer.

(2)	Mr. Dilger was Vice President and Chief Operating Officer of Pembina until February 15, 2012 when the Board appointed him President, in addition to his position as Chief Operating Officer.

(3)	Represents 1/3 of the number of RSUs awarded for 2010 which are scheduled to vest and be paid on December 31, 2012 and 2/3 of the number of RSUs awarded for 2011 which are scheduled to vest and be paid as to 1/3 of the award on December 31, 2012 and 1/3 of the award on December 31, 2013. The estimated market or payout value is estimated using the closing price of the Common Shares on the TSX on December 31, 2011 of $29.66 and the assumed number of Dividend Units to be accumulated in respect thereof until vesting (as described below under "Executive Compensation — Incentive Plan Awards — Share Unit Award Incentive Plan"), assuming a continued dividend level in respect of the Common Shares as in effect as of December 31, 2011 ($1.56 per annum) until vesting, not taking into account the dividend increase announced by Pembina on January 16, 2012.

(4)	Represents the number of PSUs awarded for 2010 and 2011 which are scheduled to vest on December 31, 2012 and December 31, 2013, respectively, provided that specified performance vesting criteria have been met during the performance period. The estimated market or payout value is estimated using the closing price of the Common Shares on the TSX on December 31, 2011 of $29.66 and the assumed number of Dividend Units to be accumulated in respect thereof until vesting (as described below under "Executive Compensation — Incentive Plan Awards — Share Unit Award Incentive Plan"), assuming a continued dividend level in respect of the Common Shares as in effect as of December 31, 2011 ($1.56 per annum) until vesting, not taking into account the dividend increase announced by Pembina on January 16, 2012. This payout also assumes 100% payout of all PSUs and a corresponding performance multiplier of one. See " – Components of Compensation – Long Term Incentives" above.

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Value Vested or Earned During the Year

The following table sets forth the value of the awards that vested for each NEO under Pembina's Executive LTIP and Share Unit Plan in 2011 as well as the non-equity incentive plan compensation earned during the year. The Corporation considers the RSUs that vested on December  31, 2011 and the Restricted Units that vested on January 1, 2012 as having been earned by the NEOs for 2011.

Value Vested or Earned During the Year

Name and Principal Position	Share-Based awards — Value vested during the year(3) ($)	Non-equity incentive plan compensation — Value earned during the year(4) ($)
Robert B. Michaleski(1) President and CEO	1,596,637	529,740
Michael H. Dilger(2) Vice President and COO	791,326	333,000
Peter D. Robertson Vice President, Finance and CFO	767,032	245,250
D. James Watkinson, Q.C. Vice President, Legal	623,546	204,750
Robert M. Jones Vice President, Midstream and Marketing	389,167	256,000

Notes:

(1)	Mr. Michaleski was President and Chief Executive Officer of Pembina until February 15, 2012 when he resigned the position of President and continued solely as Chief Executive Officer.

(2)	Mr. Dilger was Vice President and Chief Operating Officer of Pembina until February 15, 2012 when the Board appointed him President, in addition to his position as Chief Operating Officer.

(3)	Consists of the cash payouts made in respect of the following, on an aggregate basis.

(a)	The final 1/3 of the grant of Restricted Units made under the Executive LTIP for 2009 that vested, together with the corresponding Distribution Units earned thereon to December 31, 2011, on January 1, 2012.

(b)	The second 1/3 of the grant of RSUs made under the Share Unit Plan for 2010 that vested, together with the corresponding Dividend Units earned thereon to December 31, 2011, on December 31, 2011. No PSUs vested in 2011.

(c)	The first 1/3 of the grant of RSUs made under the Share Unit Plan for 2011 that vested, together with the corresponding Dividend Units earned thereon to December 31, 2011, on December 31, 2011. No PSUs vested in 2011. See " – Components of Compensation – Long Term Incentives" above.

(4)	Represents cash bonus awards paid to the NEOs in respect of 2011.

Pension Plan Benefits

Defined Benefit Plan

All of the NEOs are members of the Pembina Pipeline Corporation Pension Plan which is a non-contributory, defined benefit plan (the "DB Plan"). The DB Plan is registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta) and is subject to the maximum pension and contribution limits imposed under the Income Tax Act (Canada).

In addition to the benefits earned under the DB Plan, the NEOs earn supplementary benefits under the Pembina Pipeline Corporation Supplementary Retirement Plan, which is also a defined benefit plan (the "Supplementary Plan"). Executive officers who are members of the DB Plan receive a total pension from the DB Plan and the Supplementary Plan of 1.4% of their highest 3-year average base salary in the final 120 months of employment ("Highest Average Earnings").

Liabilities under the DB Plan are secured by assets which are segregated from the general assets of Pembina and held in trust. Liabilities under the Supplementary Plan are unsecured. Additional information regarding these plans is contained in Note 25 to the Corporation's audited consolidated financial statements as at and for the year ended December 31, 2011.

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The table below sets forth the estimated annual benefits that would be payable to an NEO upon retirement under the DB Plan and the Supplementary Plan, and the change in the accrued obligation for each NEO who participated in the DB Plan for 2011 as at December 31, 2011:

Defined Benefit Plans Table

Name and Principal Position	Number of years credited service (#)	Annual benefits payable ($)		Opening present value of defined benefit obligation at start of year ($)	Compensatory change ($)	Non- compensatory change(3) ($)	Closing present value of defined benefit obligation at year end ($)
		At year end	At age 65(4)
Robert B. Michaleski(1) President and CEO	33.25	270,821	322,357	3,184,164	(4,053)	326,987	3,507,098
Michael H. Dilger(2) Vice President and COO	6.8333	34,732	119,033	303,706	45,655	53,241	402,602
Peter D. Robertson Vice President, Finance and CFO	26.0833	116,923	142,969	1,371,898	35,248	145,378	1,552,524
D. James Watkinson, Q.C. Vice President, Legal	31.0833	131,442	131,442	1,510,563	35,614	88,806	1,634,983
Robert M. Jones Vice President, Midstream and Marketing	2.0	8,900	71,493	47,213	44,603	13,032	104,848

Notes:

(1)	Mr. Michaleski was President and Chief Executive Officer of Pembina until February 15, 2012 when he resigned the position of President and continued solely as Chief Executive Officer.

(2)	Mr. Dilger was Vice President and Chief Operating Officer of Pembina until February 15, 2012 when the Board appointed him President, in addition to his position as Chief Operating Officer.

(3)	The non-compensatory change is the increase (decrease) in the accrued obligation for all reasons unrelated to compensation. The components of this change include interest on accrued obligations at December 31, 2011 and changes to mortality rate tables and discount rates.

(4)	At age 65 or attained age if older than 65.

Defined Contribution Plan

Pembina sponsors a Defined Contribution Pension Plan (the "DC Plan") designed to be flexible and to satisfy the retirement planning objectives of early and mid-career employees. Eligibility for the DC Plan and contribution levels are based on a point system that is calculated by adding the participant's age and the number of years of service with Pembina on January 1 of the applicable calendar year. Contribution at the relevant point levels is as follows:

•	Less than 40 points — Pembina contributes 5% of the employee's base earnings to the DC Plan semi-monthly.

•	Between 40 and 50 points — Pembina contributes 10% of employee's base earnings up to a maximum of $22,000 a year to the DC Plan semi-monthly, with any eligible amount above $22,000 being contributed to a non-registered savings plan on the employees behalf.

•	50 points or greater — Pembina's contributions to the DC Plan cease and the employee is enrolled in the DB Plan.

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Mr. Jones is the only NEO to have participated in the DC Plan. However, as of January 1, 2010, Mr. Jones no longer participated in the DC Plan and he was enrolled in the DB Plan. During 2010, no contributions were made to the DC Plan on Mr. Jones' behalf. The following table sets forth for the accumulated value of the DC Plan for Mr. Jones at both the start and the end of 2011:

Defined Contribution Plans Table

Name and Principal Position	Accumulated value at start of year ($)	Compensatory change ($)	Accumulated value at year end ($)
Robert M. Jones Vice President, Midstream and Marketing	27,534	–	27,146

Termination and Change of Control Benefits

General

Pembina has entered into executive employment agreements with each of the NEOs (the "Executive Employment Agreements"), as well as with its other senior officers. The Executive Employment Agreements have an indefinite term and provide for the salary, short and long-term incentives and benefits to be paid to each NEO. In connection with the termination of a NEO's employment and/or a change of control of the Corporation, certain payments may be required to be made to an NEO pursuant to the Executive Employment Agreements as well as the Executive LTIP, the Share Unit Plan and the Fund Option Plan. For the purposes of the Executive Employment Agreements, the definition of "change of control" generally means:

(i)	the acquisition by a person or group of persons of 50% or more of the Corporation's issued and outstanding voting securities;

(ii)	the sale of greater than 50% of the assets of the Corporation;

(iii)	the dissolution, liquidation or winding up of the Corporation;

(iv)	the occurrence of a transaction requiring the approval of the Corporation's Shareholders whereby the Corporation is acquired by a person or group of persons;

(v)	a change in the composition of the Board as a result of a contested election of directors, a meeting of Shareholders with an item of business relating to the election of directors or another transaction, where the persons who were directors of the Corporation prior to such contested election, meeting or transaction do not constitute a majority of the directors elected in such election, at such meeting or pursuant to such transaction; or

(vi)	an event comparable to the events set forth above, as determined by the Board.

For a discussion on what constitutes a "change of control" under the Executive LTIP and the Share Unit Plan, see " - Termination Without Just Cause or Termination Following a Change of Control" below.

Termination for Just Cause and Voluntary Resignation

Under the terms of the Executive Employment Agreements and each of the Executive LTIP and the Fund Option Plan, in the event of termination for just cause or the voluntary resignation of an NEO, the executive is not entitled to any further compensation from the date of termination and all unexercised and unvested (and unpaid in the case of the Executive LTIP) grants or awards, as the case may be, made under the Executive LTIP and the Fund Option Plan are, except as described immediately below, immediately forfeited and cancelled. Under the Fund Option Plan, in the case of an executive's voluntary resignation, the executive has 90 days from the date of termination to exercise any Options that have vested or vest in their normal course prior to the end of such 90 day period. For a discussion on the treatment of Share Unit Awards granted under the Share Unit Plan in such circumstances, see " - Termination Without Just Cause or Termination Following a Change of Control – Share Unit Plan" below.

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Death, Disability and Retirement

If an NEO's employment with Pembina is terminated due to death, permanent disability or retirement in accordance with Pembina's retirement policy, no incremental payments or benefits become payable to the executive officer under the Executive Employment Agreements as a result. Under the Fund Option Plan, the executive (or in the case of the executive's death, his or her estate) has 90 days from the date of termination to exercise any Options that have vested or that vest in their normal course prior to the end of the 90 day period. In the case of the Executive LTIP, unless otherwise determined by Pembina, the executive (or in the case of the executive's death, his or her estate) will continue to be entitled to receive payments on Restricted Units and the accompanying Distribution Units as they vest in their normal course, and no such awards will be forfeited or cancelled.

Under the Share Unit Plan, if a grantee ceases to be an executive officer or an employee of the Corporation or an affiliate of the Corporation as a result of such grantee's death, the vesting date for all Share Unit Awards awarded to such grantee shall be as of the date such grantee ceases to be in the active performance of the customary duties of such grantee's position. The Board, unless otherwise specified in the applicable Grant Agreement, shall determine the applicable performance multiplier to be applied to determine the number of PSUs which vested at the time of death. If a grantee ceases to be an executive officer or an employee of the Corporation or an affiliate of the Corporation by termination as a result of retirement or due to a disability, all Share Unit Awards shall continue to be eligible to meet all applicable vesting conditions as if such grantee's employment had continued and the RSUs and PSUs included in such Share Unit Awards shall continue to vest in accordance with the Share Unit Plan.

Termination Without Just Cause or Termination Following a Change of Control

Executive Employment Agreements

If an NEO (i) is terminated by Pembina without just cause, (ii) terminates his or her employment with Pembina within 180 days of a fundamental change to the executive's employment that constitutes constructive dismissal, or (iii) terminates his or her employment with Pembina within 180 days following a change of control of the Corporation where, following such change of control, the acquirer has failed to provide the executive with the same or comparable position and duties and the same or comparable compensation and benefits in the aggregate as provided to the executive prior to the change of control, then in each case the executive will be entitled to be paid a cash "Retiring Allowance" equal to the product of the Notice Period (as defined below) applicable to that executive and the sum of (i) the simple average of the executive's short-term incentive award (i.e., non-equity incentive plan compensation) for the past three years, (ii) an amount equal to 20% of the executive's current salary in lieu of employment benefits and certain other payments, and (iii) the executive's salary for the current year. The "Notice Period" for each of the NEOs, as at December 31, 2010, is set forth below:

Name and Principal Position	Notice Period
Robert B. Michaleski(1) President and CEO	2.0 years
Michael H. Dilger(2) Vice President and COO	2.0 years
Peter D. Robertson Vice President, Finance and CFO	2.0 years
D. James Watkinson, Q.C. Vice President, Legal	2.0 years
Robert M. Jones Vice President, Midstream and Marketing	2.0 years

Notes:

(1)	Mr. Michaleski was President and Chief Executive Officer of Pembina until February 15, 2012 when he resigned the position of President and continued solely as Chief Executive Officer.

(2)	Mr. Dilger was Vice President and Chief Operating Officer of Pembina until February 15, 2012 when the Board appointed him President, in addition to his position as Chief Operating Officer.

Following termination of employment in the circumstances described above, each executive is entitled to receive, at his or her election, either a lump sum payment within 30 days of the termination date or two equal payments paid over two years. The amounts of such payments will not be reduced by any amounts earned by the executive after the termination of the executive's employment with Pembina. As a condition of receiving such payments and arrangements, the executive must execute a release that releases Pembina from further obligations and liability to the executive. The Executive Employment Agreements contain standard confidentiality of information provisions that are in effect both during the course of and for a period of two years following the termination of the executive's employment with Pembina.

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Share Unit Plan

Change of Control

In the event of a change of control (as such term is defined in the Share Unit Plan), all RSUs or PSUs respectively, awarded pursuant to any Share Unit Awards to a grantee, except a grantee who is a director, shall become fully vested immediately prior to and on the effective date of the change of control (such date being deemed a vesting date) and all of the RSUs or PSUs, as the case may be, awarded under any outstanding Share Unit Awards (including Dividend Units related thereto) shall be settled on the effective date of the change of control or as soon as practicable thereafter. However, the Share Unit Plan provides that an event shall not constitute a change of control and a change of control, for the purposes of the Share Unit Plan, will be deemed not to have occurred if such event occurs and each of the individuals who are acting in the role of chief executive officer, chief operating officer and chief financial officer of the Corporation prior to such event has been offered continued employment on terms and conditions which would not constitute constructive dismissal of each such officer. If the vesting of PSUs is accelerated pursuant to a change of control, the Board shall determine the applicable performance multiplier prior to the effective date of the change of control and if no such determination is made by the Board prior to such date the total number of PSUs that shall vest shall be the number of PSUs specified as the target award in the applicable Grant Agreement. In addition, in the case of RSUs granted to directors, unvested RSUs only vest upon a change of control in the event that the director ceases to serve as a director immediately following the change of control.

Notwithstanding any other provision of the Share Unit Plan, the Board may determine at any time to accelerate the vesting of a Share Unit Award in relation to all or any percentage of the RSUs or PSUs and may waive any term or condition attaching to a grant of a Share Unit Award or determine that it has been satisfied prior to the occurrence of an event constituting a change of control. The Board may also determine that the payment and settlement of RSUs and PSUs pursuant to such Share Unit Award will occur immediately or shall be effective immediately prior to and conditional upon the consummation of such event constituting a change of control or at any other time and on such conditions as determined by the Board.

In the event:

(i)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(ii)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities,

or any other similar changes affecting the Common Shares occurs then, in any such case, the Board may make such adjustments to the Share Unit Plan, to RSUs or PSUs, as the case may be, included in any Share Unit Awards and to any Grant Agreements outstanding under the Plan as the Board may consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to grantees under the Share Unit Plan.

Termination

Pursuant to the Share Unit Plan, unless otherwise determined by the Board or unless otherwise provided in a Grant Agreement pertaining to a particular Share Unit Award, or any written employment or consulting agreement, if a grantee ceases to be an executive officer or an employee by voluntary resignation or being terminated (with or without cause) by the Corporation or an affiliate of the Corporation, all unvested Share Unit Awards which have been made shall be immediately terminated and all RSUs and PSUs (and the right to receive payment for such RSUs and PSUs) which have not yet vested thereunder shall be forfeited by the grantee (effective as of the date of termination of employment of the grantee). However, notwithstanding the above, in the case of Share Unit Awards granted to executive officers for 2010, the applicable Grant Agreements provide that if any such executive officer's employment with Pembina is terminated for any reason other than for cause, all Share Unit Awards shall continue to be eligible to meet all applicable vesting conditions as if such grantee's employment had continued and the RSUs and PSUs included in such Share Unit Awards shall continue to vest in accordance with the Share Unit Plan.

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Fund Option Plan

Termination

If the employment or appointment of an Optionholder with Pembina is terminated by either party for any reason other than termination for cause, the Options held by such Optionholder must be exercised within 90 days of the date of termination of the Optionholder's employment or appointment with Pembina or such Options will expire. Although executive officers of Pembina are eligible to receive grants of Options under the Fund Option Plan, no Options have been granted to the executive officers of Pembina since November 28, 2002 and no NEO of Pembina currently holds outstanding Options.

Change of Control

If, during the term of an Option, the Corporation is merged into or amalgamated with any other entity, or the Corporation sells all or substantially all of its assets, and as a result of such transactions the Shareholders would receive securities of another issuer in substitution for the Common Shares, the Options would be modified so that the holder would receive that number of securities of the successor issuer that he or she would have received as a result of such merger, amalgamation or sale if the Optionholder had exercised the Options to purchase Common Shares immediately prior to the transaction. However, if the employment or appointment of an Optionholder with Pembina or a successor issuer is terminated for any reason (other than for cause or the death of the holder) within 90 days of a merger, amalgamation or sale as described above, the Optionholder may exercise all of his or her Options within 90 days of such termination, whether or not such Options would have otherwise been vested or exercisable. Additionally, if a take-over bid that is not exempt from the take-over bid requirements of the Securities Act (Alberta) is made for the Common Shares, Optionholders have the right to immediately exercise all unexercised Options held by such Optionholder, whether vested or not at such time, in order to tender such Common Shares to the take-over bid. If such Common Shares are not tendered to or taken up under the bid, any Common Shares so acquired by the holder of the exercised Options are deemed to be cancelled and returned to the Corporation and the Options and the consideration paid by the holder to exercise such Options will be returned to the holder.

Stock Option Plan

Termination

The Stock Option Plan provides that in the event the employment of an Option holder with Pembina is terminated by either party for any reason (other than termination for cause, in which cases the Options expire immediately upon the holder ceasing to provide active services to Pembina), the vested Options held by such individual must be exercised within 90 days of the later of the date of notice of such termination or the date on which the holder ceased to actively provide services to Pembina, following which the Options will expire (and unvested Options will expire immediately).

Change of Control

If during the term of the Stock Option Plan, Pembina completes any merger, amalgamation, arrangement, business combination or sale of all or substantially all of its assets and undertaking, or is the subject of a take-over bid, or participates in any similar transaction (any of the foregoing referred to as a "Transaction"), and as a result of such Transaction the holders of Common Shares receive securities of another issuer (the "Continuing Entity") in full substitution or replacement for the Common Shares ("Replacement Securities"), the Options will be adjusted so that the holder would receive such number of Replacement Securities as he or she would have received as a result of such Transaction if the holder had exercised his or her Options to purchase Common Shares prior to the completion of the Transaction and had held such Common Shares on the effective date of such Transaction. However, if: (a) the Continuing Entity does not (or, upon the occurrence of the Transaction, will not) substitute or replace, or the nature of the Transaction does not provide for the full substitution or replacement of, the securities issuable upon the exercise of Options outstanding under the Stock Option Plan on the above-described terms; (b) the Board determines, acting reasonably, that such substitution or replacement is not practicable; (c) the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Options; or (d) the Replacement Securities are not (or, upon the occurrence of the Transaction, will not be) listed and posted for trading on a recognizable stock exchange; the outstanding Options shall become fully vested and may be exercised by the holder prior to, but conditional upon the consummation of, the Transaction. Any Options that have not been exercised shall be forfeited and cancelled without compensation to the holder thereof upon the consummation of such Transaction. If for any reason such Transaction is not consummated, any Common Shares purchased by the Option holder upon the exercise of an Option for the purposes of participating in the Transaction or whose vesting has been accelerated pursuant to these provisions shall be cancelled and returned to Pembina, shall be added back to the number of Common Shares, if any, remaining unexercised under the Option, and Pembina will refund to the Option holder all consideration paid by it to exercise those Options.

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Executive Long-Term Incentive Plan

Termination Without Just Cause

The Executive LTIP provides that if an executive's employment with Pembina is terminated without just cause, then all Restricted Units that would otherwise vest during the Notice Period for the applicable executive shall immediately vest and become payable to the executive, together with the accompanying Distribution Units on such Restricted Units. For the purposes of determining the payout, the "market value" is to be calculated based on the 90 day period ending on the termination date. Such payment is to be made concurrently with the first payment of any other severance obligation to the executive, or where additional time is required in order to determine the value of the payout, within 30 days. All Restricted Units that would vest following completion of the Notice Period, together with any rights to receive Distribution Units in connection with such Restricted Units, shall terminate and be forfeited by the holder.

Change of Control

If a transaction is completed that results in a change of control of the Corporation (as defined in the Executive LTIP), all outstanding Restricted Units held by an executive shall vest immediately prior to the effective time of the transaction and each executive shall be entitled to receive a cash payment equal to the market value multiplied by the number of such Restricted Units together with all Distribution Units accrued to the date of the transaction. The "market value" is to be determined using the weighted average trading price of the Common Shares on the TSX for the 30 trading days immediately prior to the effective date of the transaction. The foregoing payments are to be made immediately following the vesting of the Restricted Units as described above.

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Estimated Payments Upon Certain Events

The following tables set forth the estimated incremental payments that would have been made to the NEOs had an NEO been terminated without just cause, in the case of constructive dismissal of the NEO, or if an NEO would have been entitled to terminate his or her employment within 180 days of a change of control following the occurrence of certain events that are generally analogous to constructive dismissal, in each case on December 31, 2011.

Estimated Incremental Payments as of December 31, 2011 —

Termination Without Just Cause, Constructive Dismissal,

or Following a Change of Control and Termination

			Executive LTIP and Share Unit Plan Payments(5) ($)			Total ($)
Name	Salary(3) ($)	Annual Incentive Bonus(4) ($)	Without Just Cause/ Constructive Dismissal	Change of Control and Termination(6)	Benefits and Perquisites ($)	Without Just Cause/ Constructive Dismissal	Change of Control and Termination(6)
Robert B. Michaleski(1) President and CEO	1,177,200	967,080	2,376,336	2,376,336	235,440	4,756,056	4,756,056
Michael H. Dilger(2) Vice President and COO	740,000	600,667	1,233,736	1,233,736	148,000	2,722,403	2,722,403
Peter D. Robertson Vice President, Finance and CFO	654,000	461,900	1,066,801	1,066,801	130,800	2,313,501	2,313,501
D. James Watkinson, Q.C. Vice President, Legal	630,000	373,833	859,802	859,802	126,000	1,989,635	1,989,635
Robert M. Jones Vice President, Midstream and Marketing	640,000	326,667	580,715	580,715	128,000	1,675,382	1,675,382

Notes:

(1)	Mr. Michaleski was President and Chief Executive Officer of Pembina until February 15, 2012 when he resigned the position of President and continued solely as Chief Executive Officer.

(2)	Mr. Dilger was Vice President and Chief Operating Officer of Pembina until February 15, 2012 when the Board appointed him President, in addition to his position as Chief Operating Officer.

(3)	The NEO's 2011 annual salary multiplied by the Notice Period outlined above.

(4)	Notice period multiplied by the average of the 2009, 2010 and 2011 annual incentive bonuses received by the NEO.

(5)	Represents the estimated value of all the Restricted Units and RSUs and PSUs held by the NEOs using the closing price of the Common Shares on the TSX on December 31, 2011 of $29.66 and the assumed number of Distribution Units and Dividend Units to be accumulated in respect thereof until vesting (as described above under "— Executive Long-Term Incentive Plan" and " – Share Unit Incentive Plan"), assuming a continued dividend level in respect of the Common Shares as in effect as of December 31, 2011($1.56 per annum) until vesting, not taking into account the dividend increase announced by Pembina on January 16, 2012.

(6)	Amounts payable under the Share Unit Plan are payable following a change of control notwithstanding whether the NEO was terminated or the subject of a constructive dismissal following such change of control, if each of the individuals who are acting in the role of chief executive officer, chief operating officer and chief financial officer of the Corporation prior to such event have not been offered continued employment on terms and conditions which would not constitute constructive dismissal of each such officer. For further details, see the discussion under "— Executive Long-Term Incentive Plan" and " – Share Unit Incentive Plan", above.

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Value of Equity Holdings of Named Executive Officers and Share Ownership Guidelines

The Board of Directors believes it is important that executives demonstrate their commitment to Pembina's stewardship through Common Share ownership. Therefore executive officers are required to own, directly or indirectly, Common Shares and/or Restricted Units, RSUs and PSUs valued at a multiple of their base salary within five years of the date of the implementation of the guidelines (being November 12, 2010) or, for new executive officers, within five years of the date of their appointment, as outlined in the below table.

Position	Multiple of Base Salary
CEO	3x base salary
COO, CFO, Senior VPs	2x base salary
VPs	1x base salary

The following table sets out for each of the NEOs the total accumulated value of each of the Common Shares, Restricted Units, RSUs and PSUs beneficially owned by each NEO:

Value of Equity Holdings of Named Executive Officers

Name	Number and Value of Common Shares(3) (#/$)	Estimated Future Payout of Restricted Units and RSUs / PSUs(4) ($)	Estimated Total Value of Equity Holdings ($)	Meet Share Ownership Guidelines
Robert B. Michaleski(1) President and CEO	456,814 / 13,348,105.08	2,376,336	15,724,441.08	Yes
Michael H. Dilger(2) Vice President and COO	126,800 / 3,705,096.00	1,233,736	4,938,832.00	Yes
Peter D. Robertson Vice President, Finance and CFO	210,452 / 6,149,407.44	1,066,801	7,216,208.44	Yes
D. James Watkinson, Q.C. Vice President, Legal	89,880 / 2,626,293.60	859,802	3,486,095.60	Yes
Robert M. Jones Vice President, Midstream and Marketing	50,215 / 1,467,282.30	580,715	2,047,997.30	Yes

Notes:

(1)	Mr. Michaleski was President and Chief Executive Officer of Pembina until February 15, 2012 when he resigned the position of President and continued solely as Chief Executive Officer.

(2)	Mr. Dilger was Vice President and Chief Operating Officer of Pembina until February 15, 2012 when the Board appointed him President, in addition to his position as Chief Operating Officer.

(3)	Calculated using the April 23, 2012 $29.22 per Common Shares closing price on the TSX.

(4)	Represents the estimated value of all the Restricted Units and RSUs and PSUs held by the NEOs using the closing price of the Common Shares on the TSX on December 31, 2011 of $29.66 and the assumed number of Distribution Units and Dividend Units to be accumulated in respect thereof until vesting (as described above under "— Executive Long-Term Incentive Plan" and " – Share Unit Incentive Plan"), assuming a continued dividend level in respect of the Common Shares as in effect as of December 31, 2011 ($1.56 per annum) until vesting, not taking into account the dividend increase announced by Pembina on January 16, 2012.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of Pembina together with Pembina's senior management, consider good corporate governance to be central to the effective operation of the Corporation and are committed to maintaining a high standard of corporate governance. The Board as a whole is responsible for developing the Corporation's approach to corporate governance and has adopted corporate governance guidelines ("Corporate Governance Guidelines") that set out the responsibilities of the Board, the structure of the Board, the responsibilities of directors and other matters related to Board operations.

During the past year, the Board of Pembina continued to devote significant attention and resources to reviewing the Corporation's corporate governance practices and to ensuring that Pembina's system of corporate governance meets or exceeds applicable legal and stock exchange requirements. On April 27, 2007, the Board formed the Governance Committee and approved the charter of that committee to assist the Board in fulfilling its oversight responsibilities in respect of the development, implementation and monitoring of the Corporation's corporate governance practices. In addition to the Governance Committee, the Board has formed the Audit Committee, the HRC Committee and the HSE Committee.

Set forth below is a description of certain corporate governance practices of the Corporation, as required by National Instrument 58-101 — Disclosure of Corporate Governance Practices ("NI 58-101"), adopted by the Canadian Securities Administrators which replaces the previous disclosure required under the TSX Corporate Governance Guidelines.

Overview

The Board of Pembina, with the assistance of the Governance Committee, is responsible for overseeing the governance of the Corporation and to supervise the activities and operations of management. The Corporation's corporate governance practices are designed with a view to ensuring that the business and affairs of the Corporation and its subsidiaries are effectively managed in the interests of the Shareholders, to enhance and preserve the long-term value of the Corporation and the dividends to be distributed by the Corporation's operating subsidiaries to the Corporation and by the Corporation to its Shareholders, to ensure that the Corporation and Pembina meet their obligations on an on-going basis, and to ensure that Pembina's operations are conducted in a reliable and safe manner. The Board has approved the Corporate Governance Guidelines that set out the duties and expectations of the Board and its committees and management of the Corporation and its subsidiaries.

Board of Directors

National Policy 58-201 — Corporate Governance Guidelines ("NP 58-201"), adopted by the Canadian Securities Administrators, recommends that boards of directors of reporting issuers be composed of a majority of independent directors. Pembina's Board is composed of a majority of independent directors.

Pursuant to Pembina's Corporate Governance Guidelines, the Board, with the assistance of the Governance Committee, is responsible for assessing director independence. The Board has assessed the independence of each director in accordance with NI 58-101, its Corporate Governance Guidelines, National Instrument 52-110 — Audit Committees ("NI 52-110") and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended. The Board has opted not to adopt the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual. Following this assessment the Board concluded that seven of its nine current directors who have been nominated for election at the Meeting (being Grant Billing, Allan L. Edgeworth, Randall J. Findlay, Lorne B. Gordon, David M.B. LeGresley, Jeffrey T. Smith and Leslie A. O'Donoghue) are independent. The directors of Pembina who are not independent are: Robert B. Michaleski, who is the Chief Executive Officer of Pembina, and Thomas W. Buchanan, who was formerly the President and Chief Executive Officer of Provident Energy Trust, who is deemed to be non-independent until April 2013 by virtue of the acquisition of Provident Energy Ltd. by Pembina, which closed on April 2, 2012. For more information on each of the members of the Board, including details with respect to meeting attendance, see "Matters to be Acted Upon at the Meeting — 2. Election of Directors of Pembina Pipeline Corporation" above.

The independent directors meet separately from management (and therefore, the sole non-independent director) as they deem necessary. In 2011, the independent directors met without management and the non-independent director eight times.

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With a view to facilitating regular open and candid discussion among independent directors, the corporate governance practices implemented by the Board provide for an in camera session of the independent directors without management present to be held in conjunction with each meeting of the Board. This is intended to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management.

Lorne Gordon, the Chair of the Board, is an independent director. The Chair of the Board is appointed as Chair by the directors each year for a one year term. The Chair is expected to provide leadership to the Board to foster effective, ethical and responsible decision-making by the directors. The Chair generally oversees Board direction and administration, ensuring that the Board works as a cohesive team and builds a strong governance culture. The Chair works with other directors and management to monitor progress on strategic planning and implementation. The Chair annually reviews the effectiveness of each director, with the input of all directors.

Pembina and the Board of Directors recognize the significant commitment involved in being a member of the Board of Directors. Accordingly, the Corporate Governance Guidelines require directors to notify the Board Chair prior to serving on the board of directors of other publicly traded companies. In addition the Board has established certain limitations including that, generally, directors may not serve on the Board of more than four other publicly traded companies, members of the Audit Committee may not serve on the audit committee of more than two other publicly traded companies and there can be no more than two instances where two directors also serve together on the Board of another company. The Board of Directors is responsible for evaluating whether continued membership of the Board of Directors is appropriate and may consider exceptions to the limitations in certain circumstances.

Currently, certain directors of Pembina serve on the boards of directors of other public companies: see "Matters to be Acted Upon at the Meeting — 2. Election of Directors of Pembina Pipeline Corporation" above. With the exception of Allan Edgeworth and Thomas Buchanan, who are both directors of Emera Incorporated, Grant D. Billing and Randall J. Findlay, who are both directors of Superior Plus Corp., Thomas W. Buchanan and Randall J. Findlay, who are both directors of Charger Energy Corp. (where Mr. Buchanan is also CEO), and Thomas W. Buchanan and Jeffrey T. Smith who are both directors of Pace Oil & Gas Ltd., none of the directors serve together on the board of any other publicly traded entity.

In the 2011 fiscal year, the Board of Directors and its committees held the following number of meetings:

Board / Committee	Number of Meetings
Board of Directors	8
Audit Committee	5
Governance Committee	3
Human Resources and Compensation Committee	4
Health, Safety and Environment Committee	3
Special Committee	3

The Board established a special committee on December 1, 2011 for the purpose of evaluating the transaction with Provident Energy Ltd. This special committee was comprised of all of the directors of Pembina other than Messrs. Edgeworth, Findlay and Kanik and held three meetings in 2011.

The attendance of the directors at such meetings for the 2011 fiscal year is contained in the information regarding each nominee for election as a director of Pembina under "Matters to be Acted Upon at the Meeting — 2. Election of Directors of Pembina Pipeline Corporation" above.

Board Mandate

The Board of Directors sees its principal role as stewardship of Pembina and the Corporation and its fundamental objective as the creation of Shareholder value, including the protection and enhancement of the value of the Corporation's assets. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, and officers of Pembina, all as more particularly described in the Board Mandate adopted by the Board of Directors. The Board Mandate of Pembina is attached as Appendix "A" to this Information Circular.

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The Board has established four standing committees to facilitate the carrying out of its duties and responsibilities and meeting applicable statutory and policy requirements. Following Mr. David A. Bissett's retirement from the Board and Mr. Douglas J. Haughey's resignation from the Board in May 2010, the Board reviewed the composition of the committees in 2010 and reconstituted the committees effective August 16, 2010. Following Pembina's annual general meeting in 2011, the Board reviewed the composition of its committees and constituted the committees effective August 2, 2011. Following the completion of the acquisition by Pembina of Provident Energy Ltd., the Board reviewed the composition of the committees to account for the forthcoming retirements of Myron F. Kanik and Robert F. Taylor from the Board effective the date of the Meeting, the addition of Grant D. Billing and Jeffrey T. Smith to the Board on April 2, 2012 and the non-independence of Thomas W. Buchanan by virtue of his prior position as President and Chief Executive Officer of Provident within the last four years. The committees are currently comprised of the following directors:

Audit Committee	Governance Committee	Human Resources and Compensation Committee	Health, Safety and Environment Committee
David M.B. LeGresley (Chair) Allan L. Edgeworth Randall J. Findlay Grant D. Billing(1)	Thomas W. Buchanan Lorne B. Gordon Leslie A. O'Donoghue (Chair) Jeffrey T. Smith(2)	Randall J. Findlay (Chair) David M.B. LeGresley Leslie A. O'Donoghue Grant D. Billing	Allan L. Edgeworth (Chair) Lorne B. Gordon Thomas W. Buchanan Jeffrey T. Smith

Notes:

(1)	Mr. Billing was appointed to the Board of Directors effective April 2, 2012.

(2)	Mr. Smith was appointed to the Board of Directors effective April 2, 2012.

Audit Committee

The Audit Committee is comprised of four directors, all of whom are independent and financially literate for purposes of NI 52-110 and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended. The responsibilities, power and operation of the Audit Committee are set out in the Audit Committee Charter. At a minimum, the Audit Committee meets quarterly, both with management and the auditors, as well as separately with the auditors. A copy of the Audit Committee Charter is available on the Corporation's website at www.pembina.com. Additionally, the Audit Committee Charter and other information about the Audit Committee's operations is contained in the Corporation's Annual Information Form for the year ended December 31, 2011 which is available on the Corporation's SEDAR profile at www.sedar.com. A copy of the Audit Committee Charter is also available on the Corporation's website at www.pembina.com.

Governance Committee

The Governance Committee is currently comprised of three independent directors and one non-independent director, being Mr. Buchanan. The responsibilities, powers and operation of the Governance Committee are set out in the Governance Committee Charter, a copy of which is available on the Corporation's website at www.pembina.com.

The objectives of the Governance Committee are to assist the Board in fulfilling its oversight responsibilities in respect of the development, implementation and monitoring of the Corporation's corporate governance practices. The Governance Committee also prepares reports, if and when required, for inclusion in the Corporation's disclosure documents.

The Governance Committee is responsible for overseeing developments in corporate governance, best practices for corporate governance and furthering the effectiveness of the Corporation's corporate governance practices. The committee recommends and reports to the Board on corporate governance issues, principles and guidelines for review, discussion, approval or other action by the Board, monitors best governance practices and annually reviews the Corporation's governance practices with a view to maintaining high standards of corporate governance. The committee also monitors management's disclosure committee and conducts an annual review of the Corporation's Disclosure Policy. Any governance issues are raised with Pembina's management, and the committee reports to the Board on the compliance of the Corporation and of each Board committee with the relevant regulatory bodies, authorities and stock exchanges.

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The Governance Committee also reviews, prior to each annual general meeting of the Corporation's Shareholders and in consultation with the Chairman of the Board and Pembina's Chief Executive Officer, the composition of the Board and its committees and recommends any necessary changes to the Board for approval. The committee is responsible for determining the list of nominees for election as directors of Pembina and to fill any vacancies occurring in the Board from time to time, as well as to review and recommend to the Board for approval, as required, the candidates for appointment of the Chairman of the Board and the Chief Executive Officer of Pembina. The Governance Committee also recommends the selection process for new directors and reviews the independence and required expertise of Board members where the Board is required to do so under applicable securities laws. The committee also oversees the Board and each committee to ensure that such bodies annually review their respective charters, and subsequently reviews and recommends any necessary changes to such charters to the Board for approval.

The Governance Committee is responsible for approving the orientation processes for new directors as well as annual plans for the ongoing development and education of existing directors. The Governance Committee also recommends to the Board processes and criteria for assessing the performance of individual directors and committees and oversees the Chairman of the Board in conducting these assessments. The Governance Committee is charged with the establishment and annual review of a succession plan for the Chairman of the Board and the chair of each committee and recommends to the Board for approval the criteria to be met by all directors to be eligible to serve as director.

Generally, the Governance Committee is expected to work with all appropriate persons and entities within the Corporation to ensure that a healthy governance culture is in place, including, where appropriate, to advise on the necessity or advisability of appointing independent committees to evaluate and/or confirm to the Board particular transactions, as well as the policies regarding the engagement of outside advisors for individual directors and committees. Finally, the Governance Committee is responsible for ensuring that the Board exercises its duties and responsibilities in compliance with the applicable governance requirements and policies under applicable laws and governance policies established by the Corporation.

During 2011, the Governance Committee met on three occasions. The Governance Committee, among other things, reviewed and updated the charters for the various committees of the Board, discussed the current composition and number of members of the Board and agreed to recommend the independent directors to stand for election at the Meeting.

A copy of the Governance Committee Charter is available on the Corporation's website at www.pembina.com.

Human Resources and Compensation Committee

The HRC Committee is comprised of four independent directors. The responsibilities, powers and operation of the HRC Committee are set out in the committee charter, a copy of which is available on the Corporation's website at www.pembina.com.

The HRC Committee has been delegated certain responsibilities relating to Board compensation, the evaluation and compensation of the CEO and other executive officers and the compensation of other employees of Pembina on a collective basis. The HRC Committee also prepares reports, if and when required, for inclusion in the Corporation's disclosure documents.

With respect to its responsibilities regarding the oversight of compensation programs, the HRC Committee makes recommendations to the Board as to the general compensation philosophy of Pembina and oversees the development and administration of compensation programs. The HRC Committee considers and recommends to the Board annual compensation budgets, benefit plans, retirement and savings plans, bonuses and incentive plans and, subject to Shareholder approval, all new equity-based compensation plans, assesses the appropriateness and effectiveness of such plans on an ongoing basis and ensures that all compensation plans and benefit programs are administered in accordance with applicable laws, stock exchange policies and stated compensation objectives.

The HRC Committee is also responsible for periodically reviewing and making recommendations to the Board regarding director compensation including annual retainer and meeting fees for non-management directors to ensure that the compensation of directors realistically reflects the responsibilities and risks involved in being an effective director. The terms and any awards of equity compensation are proposed by the HRC Committee.

The HRC Committee also performs a number of functions related to executive performance and compensation. This includes periodically reviewing Pembina's compensation strategy to ensure management is rewarded appropriately and that the executive compensation program relates to the Corporation's financial performance, share return and individual performance. The HRC Committee reviews the criteria for establishing corporate objectives and executive performance targets. The HRC Committee will periodically conduct a thorough competitive evaluation and may consult an independent executive compensation consulting firm for assistance. Annually the HRC Committee assesses the CEO's performance and reviews, reports on and recommends to the Board for approval the individual elements of total compensation for the CEO and executives.

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Further information regarding the activities and recommendations of the HRC Committee is described under "Executive Compensation" above.

The HRC Committee has engaged Mercer to provide specific support to the HRC Committee in determining compensation for Pembina's executives and directors during the most recently completed fiscal year. This support has consisted of: (i) the provision of general market observations with respect to market trends and issues; and (ii) the provision of benchmark market data. Recommendations made by the HRC Committee, however, are the responsibility of the HRC Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

A copy of the HRC Committee Charter is available on the Corporation's website at www.pembina.com.

Health, Safety and Environment Committee

The HSE Committee is comprised of four directors, each of whom is independent. The HSE Committee is the committee to which the Board has delegated certain responsibilities relating to environmental, health, safety and system integrity matters. The HSE Committee also prepares reports, if and when required, for inclusion in the Corporation's disclosure documents.

The objectives of the HSE Committee are to assist the Board in fulfilling its oversight responsibilities (especially for accountability) in respect of development, implementation and monitoring of Pembina's environmental, health, safety and system integrity policies.

A copy of the HSE Committee Charter is available on the Corporation's website at www.pembina.com.

Position Descriptions

Board and Committee Chairs

The Board Chair reports to the Board and Shareholders and provides leadership to the Board in matters relating to the effective execution of Board responsibilities, and works with the CEO to ensure that Pembina fulfills its responsibilities to stakeholders including Shareholders, employees, partners, governments and the public. The Board Chair is chosen by the Board from among its independent directors. The Chair of each committee reports to the Board and provides leadership in the effective execution of all committee responsibilities. The Board Chair selects the Chair of each committee. The Board of Directors has developed position descriptions for the Board Chair and a position description for Committee Chairs which generally applies to the Chair of each committee of the Board of Directors.

Chief Executive Officer

The CEO's prime responsibility is to lead Pembina while the Board is responsible for the overall stewardship of Pembina. The CEO is responsible for executive leadership and operational management. The Board of Directors has developed specific position descriptions for the CEO, as well as for the Chief Operating Officer, the Chief Financial Officer and the Corporate Secretary.

Director Orientation and Continuing Education

The Governance Committee is responsible for approving orientation processes for new directors and to approve annual plans for the ongoing development and education of existing directors. Each new director of the Board is provided with a director's manual, which is updated on a regular basis. New Board members are expected to review and become familiar with its contents. The director's manual contains the Corporate Governance Guidelines, Board Mandate, Committee Charters, Director Terms of Reference, a position description for each of the Board Chair, Committee Chairs, the CEO, the Chief Operating Officer, the Chief Financial Officer and the Corporate Secretary, key corporate policies and other relevant corporate and Board information. In addition, Pembina conducts orientation sessions with new directors to review Pembina's business, expectations of directors, current issues and opportunities, and corporate goals and objectives.

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Pembina also provides directors with continuous opportunities to increase their knowledge and understanding of Pembina's business. Briefings on strategic issues are conducted annually, and typically include reviews of the competitive environment, the Corporation's performance relative to its peers, and any other developments that could materially affect Pembina's business. In addition, the Board is briefed on a regular basis on corporate governance developments and emerging best practices in corporate governance. As part of the continuous education process, Pembina also periodically brings in external consultants with expertise in particular areas to present updates on general industry trends or other topics of interest and relevance to the directors in fulfilling their responsibilities.

Ethical Business Conduct

The Board of Directors approved a Code of Ethics in 2005, which was revised in 2007 and again in 2009. Every director, officer and employee of Pembina is required to sign an acknowledgement that they have read and fully understand the Code of Ethics and will agree to review any updates to the Code of Ethics and related policies. Directors, officers and employees are encouraged to report any violations of the Code of Ethics to appropriate persons, and any violation of the Code of Ethics can result in disciplinary action, including dismissal.

The Code of Ethics sets out in detail the purpose, scope and application of the Code of Ethics and outlines general principles by which Pembina is governed and it addresses topics such as: conflicts of interest; compliance with laws and undertakings; health, safety and environment matters; integrity of financial information; Shareholder relations; privacy and personal information; confidentiality; protection and proper use of the Corporation's assets and records, gifts, other payments and entertainment; workplace environment and relationships; accuracy of records and reporting responsibilities and procedures. The Code of Ethics is available on the Corporation's website at www.pembina.com and has been filed on and is accessible through SEDAR at www.sedar.com.

The Board is responsible for compliance with the Code of Ethics. Any waiver of the Code of Ethics for executive officers or directors can only be made by the Board. Since implementation of the Code of Ethics no waivers have been granted and no material change reports have been filed in relation to any director or executive officer.

Any potential transactions or agreements in respect of which a director or executive officer had a material interest would need to be considered and approved by the Board. No such transactions have occurred in the past year. Any director with a potential conflict of interest on a matter being considered by the Board must disclose their interest, leave the meeting if requested and refrain from voting on any matter related to the potential conflict.

Whistleblower Policy

The Board of Directors and the Audit Committee have also established a Whistleblower Policy to encourage employees, officers and directors and other stakeholders to raise concerns regarding Pembina's business practices (including accounting, internal controls or auditing matters) on a confidential basis free from discrimination, retaliation or harassment. A copy of the Whistleblower Policy is available on the Corporation's website at www.pembina.com. In accordance with Pembina's Corporate Governance Guidelines any person who has a concern about Pembina's governance, corporate conduct, business ethics or financial practices is encouraged to communicate the concern to the Board. Concerns may be submitted either orally or in writing, in accordance with the Whistleblower Policy. Matters related to financial statement disclosure, accounting, internal accounting controls or auditing matters will be referred to the Board Chair and the Chair of the Audit Committee. If communications from stakeholders are made to the Board Chair or other individual directors, the other directors will consult with the Board Chair, and the Board Chair will inform and consult with management to determine an appropriate response.

Nomination of Directors

The Board, through an ongoing consultative process, regularly evaluates the independence, competencies and skills of its members and potential nominees in light of the competencies and skills the Board considers are necessary for the entire Board to possess to facilitate effective decision making and fulfill the Board Mandate. The Governance Committee provides recommendations to the Board for processes to determine the independence and expertise of directors and recommends to the Board for approval director eligibility criteria.

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The Board as a whole, in consultation with the Board Chair and the recommendation of the Governance Committee, is responsible on an ongoing basis for, among other things, review and evaluation of the CEO and other directors, identifying and proposing new qualified nominees to the Board of Directors and considering, in the context of the competencies and skills necessary for the Board, as a whole, the competency and skills the new nominee would bring to the Board. The Board as a whole will also consider whether new nominees can devote sufficient time and resources to their duties as a director.

Board Assessments

The Board, as a whole and after receiving the recommendations of the Governance Committee, regularly reviews and assesses its size and composition to ensure there are an adequate number of directors with the appropriate expertise and skills and sufficiently diverse opinions to effectively fulfill its mandate. As a result of that analysis in 2010, the Board decided to add two additional members to the Board whose expertise was complementary to the expertise of the existing Board members, and Thomas W. Buchanan and David M.B. LeGresley were appointed to the Board on August 5 and August 16, 2010, respectively. In connection with the acquisition of Provident Energy Ltd. by Pembina on April 2, 2012 and the forthcoming retirement of Myron F. Kanik and Robert F. Taylor from the Board effective the date of the Meeting, the Board approved the appointment of Grant D. Billing and Jeffrey T. Smith to the Board on April 2, 2012.

The Governance Committee is responsible for recommending to the Board, for approval, a process and criteria for assessing the performance of the Board as a whole, its committees and individual directors, including the Governance Committee itself, and overseeing the Board Chair in conducting these assessments. Additionally, as part of its compensation-oriented mandate, the Compensation Committee undertakes annual assessments of the Board, its committees and individual directors.

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SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of December 31, 2011, the number of Common Shares (being the only current equity securities of the Corporation) which are authorized for issuance with respect to equity compensation plans. The only compensation plans of the Corporation under which Common Shares are currently authorized for issuance are the Fund Option Plan, described above under "Executive Compensation – Incentive Plan Awards – Fund Option Plan", and the Stock Option Plan, described above under "Executive Compensation – Incentive Plan Awards – Stock Option Plan".

PLAN CATEGORY	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights (a)	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights (b)	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a)) (c)
Equity compensation plans approved by securityholders	2,674,380	$20.24	–
Equity compensation plans not approved by securityholders	–	–	–
Total	2,674,380	$20.24	–

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

To the knowledge of the directors and executive officers of Pembina, none of (i) the current or former directors, executive officers or employees of Pembina, or (ii) any individual who is, or at any time during the year ended December 31, 2011 was, a director or executive officer of Pembina or subsidiaries of the Corporation, (iii) any proposed director of Pembina, or (iv) any associate of any of the foregoing; has been indebted to the Corporation or any of its subsidiaries at any time since January 1, 2011, in respect of any indebtedness that is required to be disclosed under National Instrument 51-102 - Continuous Disclosure Obligations.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Pembina, none of the directors, proposed directors or executive officers of Pembina, or any associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction with the Corporation or its subsidiaries since January 1, 2011 or in any proposed transaction that would has materially affected or would materially affect the Corporation or its subsidiaries, except as described elsewhere in this Information Circular.

INTERESTS OF CERTAIN PERSONS OR
COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of Pembina, none of the directors, proposed directors or executive officers of Pembina or anyone who has held such offices since January 1, 2011, or any affiliate or associate of any of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as otherwise disclosed herein.

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ADDITIONAL INFORMATION

The Corporation regularly files quarterly and annual financial statements, as well as material change reports, management's discussion and analysis ("MD&A") and other important information with the securities commissions or similar authorities in each of the provinces of Canada. Financial information of the Corporation is contained in the audited and consolidated comparative financial statements and MD&A of the Corporation for the year ended December 31, 2011, which have been provided to Shareholders who have requested such materials with this Information Circular. Copies of such documents are accessible on the Corporation's website at www.pembina.com or through the Corporation's profile on SEDAR at www.sedar.com or may be obtained on request and without charge from the Investor Relations Department of Pembina, 3800, 525 – 8th Avenue S.W. Calgary, Alberta, T2P 1G1, Telephone (403) 231-7500.

OTHER MATTERS

As of the date of this Information Circular, none of the directors or executive officers of Pembina knows of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

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APPENDIX "A"

PEMBINA PIPELINE CORPORATION
BOARD MANDATE

I.	GENERAL

The Board of Directors (the "Board") has the responsibility to supervise the management of the business and affairs of Pembina Pipeline Corporation (the "Corporation") and all entities controlled by the Corporation (collectively "Pembina") in the best interests of the holders of Corporation's shares (the "Shareholders"). A fundamental objective of the Board is to enhance and preserve the amount of cash to be distributed to the Corporation's Shareholders, to enhance and preserve long-term value to the Corporation, to ensure that Pembina meets its obligations on an ongoing basis and to ensure that Pembina operates in a reliable and safe manner. In performing its functions, the Board will, when required by law, consider the legitimate interests of its other stakeholders (such as employees, shippers and communities).

The Board has responsibility for managing its own affairs and the stewardship of Pembina, including constituting committees of the Board and determining director compensation. The Board will oversee the systems of corporate governance and financial reporting and controls to ensure that the Corporation reports adequate and fair financial information to Shareholders and engages in ethical and legal conduct. The Board will appoint the officers of the Corporation by resolution.

II.	CONSTITUTION

The Board is to consist of a minimum of five (5) and a maximum of nine (9) directors. A majority of the Board shall be composed of directors who are independent of the Corporation, and who are free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of Pembina, other than interests and relationships arising from holding the Corporation's securities. The Board shall propose the list of nominees for individual election as directors of the Corporation to be put before the annual meeting of Shareholders of the Corporation to be effected by an ordinary resolution passed by a majority of the votes cast by Shareholders.

III.	BOARD CHAIR

The Board will appoint a chair (the "Board Chair"), who, if possible and if in the best interests of Pembina, will be a person other than an officer or employee of the Corporation. The Board Chair reports to the Board and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities, and works with the Chief Executive Officer (the "CEO") to ensure that the Corporation fulfills its responsibilities to stakeholders including Shareholders, employees, partners, governments and the public. The Board has approved and will periodically review the position description for the Board Chair.

IV.	COMMITTEES OF THE BOARD

The Board will carry out its mandate directly and through the following committees of the Board (and such other committees as it appoints from time to time):

(a)	Audit Committee;

(b)	Human Resources and Compensation Committee;

(c)	Health, Safety and Environment Committee; and

(d)	Governance Committee.

Each committee will function according to a written charter, approved by the Board. The Board will review and assess the adequacy of the committee charters on an annual basis.

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V.	MATTERS REQUIRING BOARD APPROVAL

Certain responsibilities of the Board are sufficiently important to warrant the attention of the full Board and, accordingly, are not delegated or are only delegated in a qualified or partial manner, including:

(a)	submitting to Shareholders any matter requiring their approval;

(b)	filling vacancies among the directors or appointing additional directors;

(c)	approving borrowing and hedging;

(d)	authorizing Pembina to issue debt or equity securities, declare dividends, or purchasing the Corporation's own shares;

(e)	approving prospectuses, if any;

(f)	approving continuous disclosure documents which are "core" documents including annual and interim financial statements, the related management's discussion and analysis and press releases related thereto, the annual information form, and management information circulars;

(g)	adopting, amending or repealing by-laws;

(h)	establishing a process to adequately provide for management succession and, from time to time, reviewing succession plans;

(i)	maintaining an understanding of the boundaries between the respective responsibilities of the Board and management and establishing limits on the authority delegated to management;

(j)	directing management to implement systems that are designed to ensure that Pembina operates within applicable laws and regulations, and to the highest ethical and moral standards;

(k)	satisfying itself as to the business and professional integrity of the CEO and other senior executives, as well as the CEO's leadership in the creation of a culture of integrity throughout the Corporation; and

(l)	with the assistance of reports and/or recommendations of the Human Resources and Compensation Committee:

(i)	appointing and approving the remuneration of the CEO and other senior executives comprising the senior management team, and providing them with advice and counsel in the execution of their duties;

(ii)	monitoring and evaluating the performance of the CEO and other senior executives;

(iii)	approving employment agreements, severance arrangements and change in control agreements and provisions relating to senior executives; and

(iv)	approving adoption of equity compensation plans, stock option grants and short-term and long-term incentive plan criteria, targets and awards.

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VI.	STRATEGIC PLANNING

The Board has the responsibility to ensure there are long-term operational and financial goals and a strategic planning process in place for Pembina and to participate with management in developing and approving the strategy by which it proposes to achieve these goals. The Board will:

(a)	adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis; and

(b)	monitor performance against the strategic plan.

VII.	RISK MANAGEMENT

The Board has the responsibility to understand the principal risks of the business in which Pembina is engaged and ensure that Pembina achieves a proper balance between risks incurred and the potential return to the Corporation and its Shareholders. The Board must also ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of Pembina. The Board will:

(a)	confirm that a management system is in place to identify the principal risks to Pembina and its business and that appropriate procedures are in place to monitor and mitigate those risks;

(b)	confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters;

(c)	review insurance coverage annually; and

(d)	confirm that processes are in place to comply with the declaration of trust governing the Corporation's by-laws, Code of Conduct, and all other significant policies and procedures.

VIII.	FINANCIAL REPORTING AND MANAGEMENT

The Board will, with the assistance of reports and/or recommendations of the Audit Committee:

(a)	approve financial statements and review and oversee compliance with applicable audit, accounting and financial reporting requirements;

(b)	approve annual operating and capital budgets;

(c)	approve cash management plans and strategies and all activities relating to cash accounts and cash investment portfolios, including the establishment and maintenance of bank, investment and brokerage accounts;

(d)	confirm that the Corporation has a system in place for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

(e)	approve significant changes in accounting practices or policies.

IX.	DIRECTOR COMPENSATION

The Board members should be compensated in a form and amount that is appropriate and which is customary for comparative organizations, having regard to such matters as time commitment, responsibility and trends in director compensation. The Board, based upon recommendations of the Human Resources and Compensation Committee, will periodically review the adequacy and form of directors' compensation, including compensation of the Board Chair and committee chairs, to ensure that it is competitive with companies that are similarly situated and realistically reflects the responsibilities and risks involved in being a director. Management directors will not receive additional compensation for Board service.

To more closely align the interests of directors and the Shareholders, the directors will be eligible to participate in Pembina's Directors' Deferred Share Unit Plan (the "Share Unit Plan").

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X.	TERM LIMITS FOR DIRECTORS

The Board has determined that fixed term limits for directors should not be established. The Board is of the view that such a policy would have the effect of forcing directors off the Board who have developed, over a period of service, increased insight into the Corporation and who, therefore, can be expected to provide an increasing contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board membership to provide ongoing input of fresh ideas and views and annually considers changes to the composition of the Board.

XI.	RETIREMENT AGE FOR DIRECTORS

Unless otherwise determined by the Board, no person will be nominated by management for appointment or election as a director once that person has reached seventy (70) years of age.

XII.	BOARD AND COMMITTEE EVALUATION

The Board Chair will undertake an annual assessment of the overall performance and effectiveness of the Board. The Chairman will report on such assessments to the Board. The Board will be responsible for establishing the evaluation criteria and implementing the process for such evaluations. Each director will complete a board effectiveness questionnaire assessing:

(a)	the Board's performance in specified categories such as fiduciary oversight, Board governance and process, strategic planning and business decisions, and financial matters; and

(b)	the performance of each committee of the Board in light of such committee's mandate.

The Board will, after receiving the oral or written report of the Board Chair, meet to discuss the results. The objective of the assessments is to ensure the continued effectiveness of the Board as a whole, each committee, and each individual Board member (including the Board Chair), in the execution of their responsibilities and to contribute to a process of continuing improvement.

XIII.	SELECTION OF NEW DIRECTOR CANDIDATES

The Board will approve a list of nominees for independent election at the annual meeting of Shareholders who have been nominated by the Governance Committee. Prior to approving or recommending to the Shareholders that the Shareholders elect a new nominee to the Board, the Board will consider the competencies and skills necessary for the Board, as a whole, the competencies and skills of each existing director, and the competencies and skills the new nominee will bring to the Board. The Board will also consider the appropriate size of the Board, with a view to facilitating effective decision-making.

Directors are encouraged to identify potential candidates. The Board Chair and the CEO will be consulted and have input into the process. An invitation to stand as a nominee for election to the Board will be made to a candidate by the Board through the Board Chair or the Board Chair's delegate.

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XIV.	DIRECTOR QUALIFICATION STANDARDS

The Corporation's objective is to select individuals with education, experience and skills necessary to assist management in the operation of the business. Because the experiences and advice of those businesses facing similar issues is of particular value, current and former senior officers of other major corporations are desirable nominees.

The role of selecting an individual to become a director belongs to the Governance Committee, who will consider the education, business, governmental and civic experience, communication and interpersonal skills, the diversity of the existing board and the background of the potential candidate, as well as any other matters which are relevant to the Corporation's objectives. Selections made by the Governance Committee are subject to Board approval.

This review will take into account the desirability of maintaining a reasonable diversity of personal characteristics such as age, gender, geographic residence and origin. However, all directors should possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of the Shareholders. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment, outstanding ability in their individual fields of expertise and a willingness to devote necessary time to Board matters.

XV.	ORIENTATION AND ONGOING EDUCATION

The Board shall approve, as required, a director orientation and ongoing education plan presented by the Governance Committee which ensures that directors have the requisite skills, knowledge and understanding to fulfill their duties as directors. A director's manual, which is updated on a regular basis, is provided to new Board members who are expected to review and become familiar with its contents. The Board is briefed on a regular basis on corporate governance developments and emerging best practices in corporate governance.

The Corporation also provides directors with opportunities to increase their knowledge and understanding of the Corporation's business. Briefings on strategic issues are conducted annually, and typically include reviews of the competitive environment, the Corporation's performance relative to peers, and any other developments that could materially affect the Corporation's business. Such briefings are typically supplemented by participation by third party consultants, such as financial advisors, pension experts and outside legal counsel.

XVI.	BOARD OPERATIONS

A.	Number of Board Meetings

The Board shall meet quarterly, or more frequently as needed for the directors to diligently discharge their responsibilities.

B.	Participation on Committees

All members of the Audit Committee and all members of the Human Resources and Compensation Committee must be independent. The majority of the members of other committees must be independent directors. The Board will endeavour to limit a director's participation to three committees, including the Governance Committee, in order to enable the director to give proper attention to each committee, as well as to the Board.

C.	Conduct of Meetings

Board and committee meetings shall be conducted in a manner which ensures open communication, meaningful participation and timely resolution of issues.

D.	Agenda for Board and Committee Meetings

The Board Chair and the CEO shall propose an agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. The chair of each committee of the Board in consultation with committee members and appropriate members of management shall develop agendas for committee meetings.

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E.	Materials Distributed in Advance of Meetings

Meeting materials will be distributed to members of the Board before each Board meeting, in sufficient time to ensure adequate opportunity for review. Under some circumstances, due to the confidential nature of matters to be discussed at the meeting, it may not be prudent or appropriate to distribute materials in advance.

F.	Non-Directors at Board Meetings

The Board believes there is value in having certain members of senior management attend each Board meeting to provide information and opinion to assist the directors in their deliberations. Attendance by senior management will be determined by the CEO with the concurrence of the Board Chair. Management attendees will be excused for any agenda items that are reserved for discussion among directors only.

G.	In-Camera Sessions

The independent directors will hold in-camera sessions in conjunction with every regular meeting of the Board, at which non-independent directors and members of management are not in attendance.

H.	Code of Ethics

The Board has adopted a Code of Ethics that governs the behaviour of directors, officers and employees working for the Corporation, and has established procedures for monitoring compliance. The Board must approve any waivers and ensure disclosure of any waivers as required by applicable law or regulation.

I.	Stakeholder Communication

The Board will:

(a)	confirm that management has established a system for effective corporate communications including disclosure controls and processes for consistent, transparent, regular and timely public disclosure;

(b)	approve the adoption of a Disclosure Policy relating to, among other matters, the confidentiality of the Corporation's business information and the timely reporting of developments that have a significant and material impact on the value of the Corporation.

XVII.	CORPORATE GOVERNANCE

The Board as a whole is responsible for developing the Corporation's approach to corporate governance and has adopted Corporate Governance Guidelines that set out the responsibilities of the Board, the structure of the Board, the responsibilities of directors, and Board operations.

The Board will:

(a)	establish an appropriate system of corporate governance including practices to permit the Board to function independently of management;

(b)	establish committees and approve their respective charters and the limits of authority delegated to each committee;

(c)	establish written Terms of Reference for directors, that describe and communicate performance expectations of a director and provide a benchmark for developing an approach to individual director assessment and evaluation;

(d)	require directors to obtain approval prior to serving on the board of directors of other publicly traded companies;

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(e)	review on an annual basis whether any two or more directors serve together on the board of another publicly-traded entity and whether the composition of the Board needs to be changed to eliminate these interlocks;

(f)	approve the nomination of directors, giving consideration to the competencies and skills each new nominee will bring to the boardroom relative to the competencies and skills of existing directors and of the board as a whole;

(g)	review the adequacy and form of directors' compensation, including compensation to committee chairs, to ensure that it is competitive with companies that are similarly situated and realistically reflects the responsibilities and risks involved in being a director;

(h)	arrange for independent directors to hold regular in-camera sessions, at which non-independent directors and members of management are not in attendance; and

(i)	establish a minimum attendance expectation for directors in respect of Board and committee meetings, keeping in mind the principle that the Board believes that all directors should attend all meetings of the Board and each committee on which he or she sits.

XVIII.	CODE OF BUSINESS CONDUCT AND ETHICS

The Board will:

(a)	adopt a Code of Ethics;

(b)	establish Hprocedures for monitoring compliance; and

(c)	approve any waivers and ensure disclosure of any waivers, as required by applicable law or regulation.

XIX.	BOARD MEETINGS

The Board will meet as frequently as needed for the directors to diligently discharge their responsibilities. Notice of each meeting will be given to each member. The notice will:

(a)	be in writing (which may be communicated by fax or email);

(b)	be accompanied by an agenda that states the nature of the business to be transacted at the meeting in reasonable detail;

(c)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

(d)	be given at least forty-eight (48) hours preceding the time stipulated for the meeting, unless notice is waived by the Board members.

A quorum for a meeting of the Board is a majority of the members present in person or by telephone or such greater number of directors as the Board may from time to time determine.

The powers of the Board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the Board. At all meetings of the Board, every question shall be decided by a majority of the votes cast on the question. Resolutions in writing may be signed in counterparts.

If the Board Chair is not present at a meeting of the Board, the CEO will act as Chair. If the CEO is not present, a Chair will be selected from among the members present. The director who also holds the office of President will have a second or deciding vote in the event of an equality of votes.

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The Board may invite others to attend any part of any meeting as it deems appropriate. This includes members of management, any employee, the Corporation's legal counsel, external auditors and consultants.

In conjunction with each Board meeting, the independent directors will hold an in-camera session, at which non-independent directors and members of management are not in attendance.

Minutes will be kept of all meetings of the Board. The minutes will include copies of all resolutions passed at each meeting, will be maintained with the Corporation's records, and will be available for review by members of the Board and the external auditor.

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Pembina Pipeline Corporation

3800, 525 – 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

Phone: (403) 231-7500

Fax: (403) 237-0254

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